JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

08 July 2004

04035463

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

RECEIVED
2004 JUL 13 P 2:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION - FOR INFORMATION ONLY

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Circular to WAL Shareholders re
Renounceable Rights Offer - Dated 05 July 2004

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
JUL 14 2004
THOMSON
FINANCIAL

P E C Dexter
Secretary

7/14

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

The renounceable (nil paid) letter of allocation ("letter of allocation") to which a certificated shareholder is entitled has been created in electronic form and the electronic record for certificated WAL shareholders is being maintained by Computershare Nominees (Proprietary) Limited, a wholly-owned subsidiary of Computershare Investor Services 2004 (Proprietary) Limited ("Computershare"). Dematerialised shareholders will have their safe custody accounts at their Central Securities Depository Participant ("CSDP") or broker credited with their letters of allocation. The rights that are represented by the letter of allocation are negotiable and may be traded on the JSE Securities Exchange South Africa ("JSE"). If a certificated shareholder wishes to sell all or part of the letter of allocation the enclosed form of instruction must be completed and returned to the transfer secretaries in accordance with the instructions contained therein.

SHAREHOLDERS ARE ALSO REFERRED TO PARAGRAPH 5 OF THE SALIENT FEATURES ON PAGE 4 OF THIS CIRCULAR WHICH SETS OUT THE DETAILED ACTION REQUIRED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS.

The rights offer does not constitute an offer in any area of jurisdiction in which it is illegal to make such an offer and in such circumstances this circular and any letter of allocation are sent for information purposes only.

The rights offer shares will not be registered for purposes of the rights offer with the Securities and Exchange Commission, Washington, D.C., or with the Canadian Provincial Securities Commission or with the Australian Securities Commission under the Australian Corporation Law, as amended or under the Public Offers of Securities Regulations 1995 of the United Kingdom. **Accordingly, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United States of America or with any of its territories, dependencies, possessions or commonwealths or in the District of Columbia or in the Dominion of Canada or in the Commonwealth of Australia, its states, territories or possessions. In addition, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United Kingdom. The CSDP or broker will ensure that where such persons are holding shares in dematerialised form that the CSDP or broker adheres to the above restrictions.**

If you are in any doubt as to what action you should take, you should consult your broker, banker, accountant, attorney or other professional adviser immediately.

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

Circular to WAL shareholders

regarding

- **a renounceable rights offer of 13 172 042 new ordinary shares of 100 cents each ("rights offer shares") at a subscription price of 3 050 cents per share in the ratio of 12,5 rights offer shares for every 100 ordinary shares held at the close of business on Friday, 2 July 2004**

and incorporating

- **a form of instruction in relation to a letter of allocation providing for the sale and renunciation of all or part of the rights entitlement embodied in the renounceable (nil paid) letter of allocation and the subscription for rights offer shares in terms thereof.**

Opening date of the rights offer at 09:00 on	**Monday, 5 July 2004**
Closing date of the rights offer at 12:00 on	**Friday, 23 July 2004**

A copy of this circular in English, the letter of allocation and other required documents have been registered by the Registrar of Companies in Pretoria on Monday, 21 June 2004 as required by section 146A of the Companies Act, 1973 (Act 61 of 1973), as amended. All the advisers, whose names and reports are included in this circular, have given and have not withdrawn prior to publication of this circular, their written consents for the inclusion of their names and reports in the form and context in which they appear.

Corporate adviser	Auditor and reporting accountants	Sponsor	Corporate law adviser
NewFound	KPMG	sasfin CORPORATE FINANCE	TABACKS

Sasfin Corporate Finance
A division of Sasfin Bank Limited

Date of issue: 5 July 2004

CORPORATE INFORMATION

Company secretary and registered office of WAL

Mrs P B Beale
3rd Floor
28 Harrison Street
Johannesburg 2001
(P O Box 61719, Marshalltown 2107)
Telephone: +27 11 688-5011
Facsimile: +27 11 834-9195

Corporate law adviser

Taback and Associates (Proprietary) Limited
(Registration number 2000/010434/07)
1st Floor
21 West Street
Houghton 2198
(P O Box 3334, Houghton 2041)

Corporate adviser

NewFound Capital (Proprietary) Limited
(Registration number 1996/018156/07)
Building 8
Woodmead Estate
1 Woodmead Drive
Woodmead 2191
(P O Box 651036, Benmore 2010)

Sponsor

Sasfin Corporate Finance
a division of Sasfin Bank Limited
(Registration number 1951/002280/06)
Sasfin Place
North Block
13-15 Scott Street
Waverley 2090
(P O Box 95104, Grant Park 2051)

Reporting accountants

KPMG Inc.
(Registration number 1999/021543/21)
KPMG Crescent
85 Empire Road
Parktown 2193
(Private Bag 9, Parkview 2122)

Transfer secretaries in South Africa

Computershare Investor Services 2004 (Pty) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg 2001
(P O Box 61051, Marshalltown 2107)
Telephone: +27 11 370-5000
Facsimile +27 11 370 7916

London Secretaries

JCI (London) Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone: +44 (20) 7491 1889
Facsimile: +44 (20) 7491 1989

Investor Relations

G W Poole
3rd Floor
28 Harrison Street
Johannesburg 2001
(P O Box 61719, Marshalltown 2107)
Telephone: +27 11 688-5012
Facsimile: +27 11 836-3757

United Kingdom registrar

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 (0870) 1623 100
Facsimile: +44 (20) 8639 2142

TABLE OF CONTENTS

SALIENT FEATURES

This summary records only certain salient features of the rights offer. For a full appreciation of the rights offer this circular should be read in its entirety. The definitions given on page 6 of this circular apply *mutatis mutandis* to the salient features.

1. TERMS OF THE RIGHTS OFFER

Number of WAL ordinary shares in issue before the rights offer	105 376 337
Number of rights offer shares offered in WAL	13 172 042
Ratio of entitlement	12,5 rights offer shares for every 100 existing ordinary shares held
Subscription price per rights offer share (cents)	3 050 cents per new ordinary share
Total amount to be raised (before expenses)	R401 747 285
Number of WAL shares in issue after the rights offer	118 548 379

2. PURPOSE OF THE RIGHTS OFFER

2.1. Currently, the directors anticipate that approximately R400 million will be required by WAL in order to meet the Company's obligations and in terms of the Company's hedge liabilities and to fund development costs in 2004, which are summarised as folllows:

2.1.1. WAL's attributable portion of the South Deep capital programme amounts to R234 million;

2.1.2. WAL's attributable portion of the South Deep cash operating costs amounts to R518 million;

2.1.3. Settlement of WAL's hedge liabilities amounts to R249 million;

2.1.4. WAL's attributable portion of the South Deep revenue amounts to R629 million;

2.1.5. WAL's cash and liquid reserves of R69 million at the end of 2003; and

2.1.6. Yielding a contingency of R97 million;

2.1.7 Anticipated net deficit of approximately R400 million for 2004.

2.2. The Board of WAL is conducting a comprehensive review of the last 4 years' management of the PDWA JV by Placer Dome. This was triggered by the announcement in November 2003, a month before the scheduled commissioning of the South Deep Twin shafts, that the project had been delayed for a further year. Concerns were exacerbated by poor production results during the quarter ended March 2004. The Board's review of the PDWA JV is still ongoing, and in the interim the following measures have been taken:

- The appointment of a new Chief Executive Officer ("CEO"), John Bredenhann, with effect from June 2004. within Breaking with tradition the CEO was not sourced within the Placer Dome Group. The PDWA CEO has been made independent of either of the partners, and all personnel are currently located onsite at South Deep..
- 48 senior employees of the PDWA JV have been retrenched.
- The predominantly expatriate capital project team appointed to manage the South Deep Twin Shafts is being redeployed by Placer Dome.
- The Placer Dome executive participation in the South Deep management structures has been terminated.
- The PDWA JV Board will play a more direct role in the operational affairs of South Deep. The joint venture agreement gives Placer Dome a casting vote on matters that could be classified as "run of the mill" and any items of significance require unanimous approval of both WAL and Placer Dome.

2.3. The projections for 2004 are based on the operational plans that have been prepared by the PDWA JV at South Deep. In addition to the work initiatives identified in 2.2 above, WAL is currently undertaking its own investigations to determine the optimal mining plan for South Deep. The uncertainty that this creates in terms of the projections necessitates the contingency of R97 million and a stand-by facility of R200 million from JCI.

2.4. The Company may need further funding in 2005, based on the current performance of South Deep and assuming interventions to rectify this trend are not successful. JCI has undertaken to provide a stand-by facility post utilisation of this rights assuming the offer proceeds of R200 million on the same terms as the bridging loan in 2.5. The facility will be available for drawdown until June 2005, and will be repayable on the same basis as the bridging loan in 2.5, that is out of the proceeds of the rights offer.

2.5. JCI has provided a bridging loan of R400 million to WAL, on the basis that the bridging loan will be repaid out of the funds raised from this rights offer. The bridging loan has been granted for a period of up to six months, pending the finalisation of this rights offer, carries an interest rate of 1,5% above prime, and is unsecured.

2.6. Work is presently in progress of defining the mineral reserves and resources for South Deep with the assistance of independent consultants, Steffen, Robertson and Kirsten (South Africa) (Pty) Limited. This work will result in the definition of a SAMREC compliant Mineral Resource and Mineral Reserve statement based on a more representative geological modelling technique and an expanded database.

3. UNDERWRITING AND UNDERTAKINGS

3.1. WAL has received the following irrevocable undertakings in respect of the rights offer:

3.1.1 JCI has undertaken to follow its rights offer entitlement in respect of its entire 35,6% shareholding in WAL;

3.1.2 Allan Gray Limited, acting on behalf of certain clients who own 24,5% of the ordinary shares in WAL, has undertaken to follow the rights offer entitlement accruing to those clients; and

3.1.3 Randgold & Exploration has undertaken to follow its rights offer entitlement in respect of its entire 3,84% shareholding in WAL.

3.2. A commitment fee of 0,75% of the subscription price is payable by WAL on the total value of the irrevocable undertakings referred to in 3.1 to subscribe for the rights offer shares.

3.3. In terms of the underwriting agreement, JCI has underwritten the balance of the rights offer for which irrevocable undertakings to subscribe for rights offer shares are not received and will be entitled to an underwriting commission of 1,5% of the subscription price for all the rights offer shares underwritten.

4. FINANCIAL EFFECTS

The table below sets out the illustrative pro forma financial effects of the rights offer on WAL based on the published unaudited provisional results of WAL for the year ended 31 December 2003, and assumes that the rights offer was effective for income statement purposes on 1 January 2003 and for balance sheet purposes on 31 December 2003:

	Before [1] cents	**After cents**	**% Change**
Earnings per share [2]	437.1	392.9	(10.1)
Headline earnings per share [2]	329.6	297.3	(9.8)
Net asset value per share [3]	1 086.1	1 298.9	19.6
Net tangible asset value per share [3]	1 086.1	1 298.9	19.6

Notes:

1. *The "before" financial information has been extracted, without adjustment, from the published, unaudited provisional report of WAL for the year ended 31 December 2003. The unaudited published results for 2003 are subject to implementation of the rights offer for final sign-off of the going concern requirement by KPMG for the year-end audit.*

2. *Earnings and headline earnings per share have been adjusted for the portion of the estimated transaction costs that have been expensed, the underwriting fees and the commitment fees expensed, interest earned on the surplus cash balance (assuming that the shortfall on the hedge book and the South Deep capital expenditure are funded out of the additional cash, evenly throughout the year) at an after tax rate of 4.9 % and after taking into account of the new shares issued in terms of the rights offer.*

3. *Net asset value and tangible asset value per share have been adjusted for the cash received in respect of the total rights offer less the estimated transaction costs and after taking account of the new shares issued in terms of the rights offer. No adjustment has been made to the cash balances as at 31 December 2003 in respect of the shortfall on the hedge book and the South Deep capital expenditure as these cash outflows will occur during the course of the following year.*

The pro forma financial effects, which are the responsibility of the directors, have been prepared for illustrative purposes only, and because of their nature, may not fairly present WAL's financial position or results of its operations.

5. ACTION REQUIRED BY SHAREHOLDERS

5.1. Excess applications

Shareholders may apply for new ordinary shares in excess of those allocated to them in terms of the rights offer. In respect of applications for additional new ordinary shares, the pool of excess new ordinary shares, including rights that are not exercised, will be allocated on an equitable basis to shareholders after taking into account shareholders wishing to round shareholdings up to the nearest multiple of 100 new ordinary shares.

5.2. Shareholders who have dematerialised their WAL shares

Shareholders recorded on the Company's share register in South Africa who have dematerialised their shares:

5.2.1. will NOT receive a printed form of instruction, but will have their safe custody account debited with their rights offer entitlement by their CSDP or broker;

5.2.2. should timeously instruct their CSDP or broker as to whether they wish to subscribe for all or part of their rights offer entitlement, or sell all or part of their rights offer entitlement or renounce all or part of their rights offer entitlement, or subscribe for additional new ordinary shares, in the manner and time stipulated in the agreement governing the relationship between them and their CSDP or broker;

5.2.3. who do not issue instructions to their CSDP or broker, will result in the CSDP or broker acting in accordance with the mandate granted;

5.2.4. should note that WAL assumes no responsibility and will not be held liable for any failure on the part of their CSDP or broker to notify them of the rights offer and to receive instructions in regard thereto.

5.3. Shareholders recorded on the Company's share register in South Africa who have NOT dematerialised their WAL shares:

5.3.1. will have their letter of allocation created in electronic form with the transfer secretaries, to ensure that certificated shareholders have the same rights and opportunities in respect of the rights offer as those who have already dematerialised their WAL shares;

5.3.2. will receive a printed form of instruction in relation to a letter of allocation providing for the sale of all or part of the rights entitlement embodied in the form of instruction, the subscription for rights offer shares in terms thereof, and the subscription for additional new ordinary shares and must act in accordance with the instructions thereon;

5.3.3. who wish to subscribe for all or part of their rights entitlement, and for additional new ordinary shares where appropriate, must complete the form of instruction, attach their cheques for the appropriate amount and lodge same with the transfer secretaries as follows:

delivered to:	**or**	posted to:
Computershare Investor Services 2004 (Pty) Limited Ground Floor 70 Marshall Street Johannesburg 2001		Computershare Investor Services 2004 (Pty) Limited P O Box 61051 Marshalltown 2107

so as to reach the transfer secretaries by no later than 12:00 on Friday, 23 July 2004;

5.3.4. will receive certificated share certificates in respect of the rights offer shares;

5.3.5. will only be able to trade their rights offer shares on the JSE once they have been dematerialised. This could take between one to ten days, depending on the volumes being processed;

5.3.6. who wish to sell all or part of their rights offer entitlement must complete the relevant section of the form of instruction and return it to the transfer secretaries in accordance with the instructions contained therein, to be received by no later than 12:00 on Friday, 16 July 2004.

5.4. Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia, will receive a printed form of instruction which they may deliver or post together with their cheques to the United Kingdom registrars to the following address:

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

so as to reach the United Kingdom registrars by no later than 12:00 on Friday, 23 July 2004.

SALIENT DATES AND TIMES

	2004
Last day to trade WAL shares in order to qualify to participate in the rights offer (cum entitlement) on	Friday, 25 June
Ex rights offer date – WAL shares trade ex the rights offer entitlement from commencement of business on	Monday, 28 June
Listing and trading of letters of allocation on the JSE commences at 09:00 on	Monday, 28 June
Record date for shareholders to participate in the rights offer on	Friday, 2 July
Circular posted (and form of instruction issued to certificated shareholders recorded in the relevant share register at the record date) posted on	Monday, 5 July
RIGHTS OFFER OPENS* AT COMMENCEMENT OF TRADING AT 09:00 ON	**Monday, 5 July**
Last day for trading in letters of allocation in order to be settled by 12:00 on Friday, 23 July 2004	Friday, 16 July
Listing and trading of rights offer shares on the JSE commences at 09:00 on	Monday, 19 July
RIGHTS OFFER CLOSES AT 12:00 AND FORMS OF INSTRUCTION TO BE LODGED AND PAYMENTS TO BE MADE BY CERTIFICATED SHAREHOLDERS BY (see note 4 below)	**Friday, 23 July**
Record date for letters of allocation on	Monday, 26 July
Entitlement in respect of the rights offer available and certificates issued and posted to certificated shareholders on	Monday, 26 July
Accounts of dematerialised shareholders updated and debited at their CSDP or broker on	Monday, 26 July
Results of the rights offer and basis of allocation of excess applications announced on SENS on	Monday, 26 July
Results of the rights offer and basis of allocation of excess applications published in the South African press on	Tuesday, 27 July
Share certificates in respect of excess shares allocated will be posted to certificated shareholders on or about	Tuesday, 27 July
Dematerialised shareholders will have their accounts updated in respect of excess shares allocated on	Tuesday, 27 July

Notes:

1) *The definitions commencing on page 6 of this circular apply, mutatis mutandis, to this information on important dates and times in respect of the rights offer.*

2) *Share certificates in respect of WAL shares may not be dematerialised or rematerialised between Monday, 28 June 2004 and Friday, 2 July 2004, both days inclusive.*

3) *CSDPs effect delivery on a "delivery against payment method", in respect of holders of dematerialised WAL shares.*

4) *If you are a holder of dematerialised WAL shares, you are required to notify your duly appointed CSDP or broker of your acceptance of the rights offer in the manner and time stipulated in the agreement governing the relationship between yourself and your CSDP or broker.*

5) *All times indicated are South African times unless otherwise specifically indicated.*

6) *The dates and times are subject to amendment. Details of any such amendment will be published on SENS and in the press.*

* *Dematerialised shareholders will have their safe custody accounts at their CSDP or broker debited with their entitlement on Monday, 5 July 2004. Certificated shareholders will have their entitlements created in electronic form and held at Computershare Nominees on Monday, 5 July 2004.*

DEFINITIONS AND INTERPRETATIONS

In this circular, unless inconsistent with the context:

- the singular includes the plural and *vice versa*;
- any one gender includes the other genders;
- a reference to a person includes a body corporate or incorporate and vice versa; and

the words in the first column shall have the meanings assigned to them in the second column.

"Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in the Republic;
"certificated shareholders"	shareholders who hold ordinary shares in certificated form;
"circular"	this circular dated 10 June to be issued on 5 July 2004 and the annexures hereto, incorporating a form of instruction;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Computershare Nominees"	Computershare Nominees (Proprietary) Limited (registration number 1999/008543/07), a private company incorporated in the Republic and a wholly-owned subsidiary of Computershare Investor Services 2004 (Pty) Limited;
"CSDP"	a Central Securities Depository Participant;
"dematerialisation"	the process by which ordinary shares in certificated form are converted to an electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;
"dematerialised shareholders"	shareholders who hold ordinary shares in dematerialised form through STRATE;
"directors" or "the Board"	the board of directors of WAL as set out on page 8;
"Exchange Control Regulations"	the South African Exchange Control Regulations;
"form of instruction"	the enclosed form of instruction in respect of a letter of allocation reflecting the entitlement of certificated shareholders and on which certificated shareholders must indicate to the transfer secretaries or United Kingdom registrars whether they wish to follow or sell all or part of their rights entitlement and wish to subscribe for additional new ordinary shares;
"general meeting"	the general meeting of WAL shareholders held at 10:00 on Tuesday, 2 March 2004 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg;
"JCI" or "underwriter"	JCI Limited (registration number 1894/000854/06), a public company incorporated in the Republic and listed on the JSE, underwriter of the rights offer and the holder of 35,6% of WAL's issued share capital;
"JSE"	the JSE Securities Exchange South Africa;
"last practicable date"	the last practicable date before the registration of this circular, being on or about Thursday, 17 June 2004;
"letters of allocation"	the renounceable (nil paid) letters of allocation issued by WAL in electronic form conferring the right to subscribe for rights offer shares pursuant to the rights offer;
"Listings Requirements"	the Listings Requirements of the JSE;
"ordinary shares" or "WAL shares"	ordinary shares of 100 cents each in the issued share capital of WAL;
"own-name registration"	shareholders who have dematerialised their shares through a CSDP in terms of the Custody and Administration of Securities Act, (Act 85 of 1992), as amended, and which are held in the name of the shareholder;

"Placer Dome"	Placer Dome S.A. (Proprietary) Limited (registration number 1998/023354/07), a private company incorporated in the Republic;
"PDWA JV"	Placer Dome Western Areas Joint Venture, an unincorporated joint venture between Placer Dome and WAL in terms of a joint venture agreement dated 31 March 1999;
"Rand" or "R"	South African Rand;
"Randgold & Exploration"	Randgold & Exploration Company Limited (registration number 1992/005642/06), a public company incorporated in the Republic, with its primary listing on the JSE and secondary listing on the Nasdaq Stock Market;
"record date"	the close of business on Friday, 2 July 2004, being the last day for shareholders to be recorded in the share register of WAL in order to be entitled to participate in the rights offer;
"Registrar"	the Registrar of Companies in South Africa;
"Republic" or "South Africa"	the Republic of South Africa;
"rights offer"	the renounceable rights offer by WAL of rights offer shares at a subscription price of 3 050 cents per share in the ratio of 12,5 rights offer shares for every 100 existing ordinary shares held on the record date;
"rights offer shares" or "new ordinary shares"	ordinary shares to be issued pursuant to the rights offer;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders" or "WAL shareholders"	the registered holders of ordinary shares;
"South Deep"	the South Deep Twin Shaft Complex, a joint venture between WAL and Placer Dome;
"STRATE"	the settlement and clearing system used by the JSE, managed by STRATE Limited (registration number 1998/022242/06), a registered central securities depository in terms of the Custody and Administration of Securities Act (Act 85 of 1992) as amended;
"subscription price"	3 050 cents per share, payable by each WAL shareholder on his subscription for rights offer shares;
"transfer secretaries" and "United Kingdom registrars"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07), a public company incorporated in South Africa, and in the United Kingdom, Capita IRG Plc trading as Capita Registrars, a public company incorporated in the United Kingdom;
"underwriting agreement"	the agreement dated 10 March 2004 entered into between JCI and WAL whereby JCI undertakes to underwrite the rights offer shares not subscribed for by WAL shareholders and/or their renouncees; and
"WAL" or "the Company"	Western Areas Limited (registration number 1959/003209/06), a public company incorporated in the Republic and listed on the JSE.

WESTERN AREAS LIMITED

(Incorporated in the Republic of South Africa)
(Registration Number 1959/003209/06)
Share code: WAR ISIN: ZAE000016549
("WAL" or "the Company")

Directors

M E Mkwanazi *(Chairman)**
R B Kebble *(Chief Executive Officer)*
J C Lamprecht *(Financial)*
M A Barnes*
V G Bray#
R A R Kebble*
A A McGregor#
G T Miller
S M Rasethaba*
G W Poole (Alternate to G T Miller)

* Non-executive

Independent non-executive

CIRCULAR TO WAL SHAREHOLDERS

1. INTRODUCTION

1.1. Rights Offer

1.1.1. Shareholders were advised by way of an announcement published in the South African press on 5 February 2004 that WAL would raise approximately R400 million by way of a renounceable rights offer of 13 172 042 new ordinary shares.

1.1.2. Prior to undertaking the rights offer it was necessary to place the unissued ordinary shares under the control of the directors. The requisite ordinary resolution was passed at the general meeting. As all regulatory approvals have been satisfied at the date hereof, the Company can proceed with the rights offer.

1.1.3. The purpose of this circular and the form of instruction is to furnish shareholders with information concerning the rights offer and the implications thereof in accordance with the Act and the Listings Requirements.

1.2. Empowerment Transaction

1.2.1. On 10 June 2004 it was announced that the Inkwenkwezi Gold Mining Consortium ("Inkwenkwezi"), a broad based empowerment consortium, majority owned and controlled by Historically Disadvantaged South Africans ("HDSA's") and led by Mafika Mkwanazi, the non-executive chairman of WAL, and Randgold & Exploration agreed to acquire from Anglo South Africa Capital (Proprietary) Limited and Tawny Eagle Holdings (Proprietary) Limited (collectively "Anglo"), wholly-owned subsidiaries of Anglo American plc, their entire 18% shareholding of 19 million WAL shares at 3 750 cents per share, subject to certain adjustments.

1.2.2. Inkwenkwezi will acquire from Anglo 13,7 million WAL shares for a consideration of R515,2 million, subject to certain adjustments, and Randgold & Exploration will acquire 5,3 million WAL shares for a consideration of R197,6 million, subject to certain adjustments. The WAL shares to be acquired by Inkwenkwezi represent approximately 13% of WAL's issued share capital before the WAL rights offer. The WAL shares to be acquired by Randgold & Exploration represent approximately 5% of WAL's issued share capital before the rights offer and will be pledged by Randgold & Exploration to Anglo in order to secure Inkwenkwezi's obligation to Anglo pending completion of the Inkwenkwezi acquisition by not later than 1 November 2004. Inkwenkwezi has a call option on the 5,3 million WAL shares at cost plus interest for 12 months from date of payment to Anglo for the Inkwenkwezi acquisition.

1.2.3. JCI and Randgold & Exploration will facilitate Inkwenkwezi raising the required funding for the Inkwenkwezi acquisition by lending WAL shares to Inkwenkwezi on the basis that such shares will be returned upon payment by Inkwenkwezi of the purchase consideration by not later than 1 November 2004, and the delivery by Anglo of the 13,7 million WAL shares to Inkwenkwezi.

1.2.4. In terms of the Mining Charter, the ownership of WAL by HDSA's as defined in terms of the Minerals and Petroleum Resources Development Act ("the MPRD Act"), is required to be no less than 15% within five years of 1 May 2004, from which date the MPRD Act became effective. The existing HDSA shareholding in JCI and Randgold & Exploration, together with Inkwenkwezi's shareholding in WAL flowing from the acquisition of the shares from Anglo, will result in WAL being in excess of 15% prescribed in the Mining Charter.

1.2.5. The acquisition by Inkwenkwezi will facilitate the conversion of WAL's old order mining rights to new order rights in terms of the MPRD Act. Compliance in terms of the MRPD Act will enable WAL, JCI and Randgold & Exploration to apply for the conversion of other mineral rights contiguous with South Deep to new form prospecting rights.

1.2.6. As a consequence of the disposal by Anglo of its WAL shares, Anglo's appointees on WAL's board, Mr W A Nairn and Mr V P Uren, have resigned and their respective alternates, Mr D D Barber and Mrs J Thomas, have withdrawn and Anglo has undertaken not to follow its rights in terms of WAL's rights offer.

1.3. ADR Listing Programme

1.3.1. It was also announced on 10 June 2004 that WAL, with its principal listing on the JSE (share code: WAR), would take its first step to proceed with a Level One American Depositary Receipt ("ADR") listing programme.

1.3.2. ADRs are commonly used to facilitate USA investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the Company's shares on the "home stock market" and delivers those to a depositary's local custodian bank which then instructs the depositary bank to issue ADRs. ADRs may trade freely, just like any other security, in the US Over-the-Counter ("OTC") market. No new shares will be issued in terms of the Level One ADR listing programme.

1.3.3. WAL has entered a Sponsored Level One ADR programme with the Bank of New York, which is a convenient way to access the USA market. WAL's Level One ADRs will be traded in the USA OTC market. WAL need not comply with USA Generally Accepted Accounting Principles ("GAAP"). Essentially a Sponsored Level One ADR programme allows non-USA companies to enjoy the benefits of a publicly traded security in the USA without changing its current reporting process.

1.3.4. USA brokers may deal either directly in WAL shares on the JSE or in ADRs in the OTC market. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities, and ADRs provide the opportunity for them to invest in the JSE-listed WAL.

2. PURPOSE OF THE RIGHTS OFFER

2.1. Currently, the directors anticipate that approximately R400 million will be required by WAL in order to meet the Company's obligations and in terms of the Company's hedge liabilities and to fund development costs in 2004, which are summarised as folllows:

2.1.1. WAL's attributable portion of the South Deep capital programme amounts to R234 million;

2.1.2. WAL's attributable portion of the South Deep cash operating costs amounts to R518 million;

2.1.3. Settlement of WAL's hedge liabilities amounts to R249 million;

2.1.4. WAL's attributable portion of the South Deep revenue amounts to R629 million;

2.1.5. WAL's cash and liquid reserves of R69 million at the end of 2003; and

2.1.6. Yielding a contingency of R97 million;

2.1.7 Anticipated net deficit of approximately R400 million for 2004.

2.2. The Board of WAL is conducting a comprehensive review of the last 4 years' management of the PDWA JV by Placer Dome. This was triggered by the announcement in November 2003, a month before the scheduled commissioning of the South Deep Twin shafts, that the project had been delayed for a further year. Concerns were exacerbated by poor production results during the quarter ended March 2004. The Board's review of the PDWA JV is still ongoing, and in the interim the following measures have been taken:

- The appointment of a new Chief Executive Officer ("CEO"), John Bredenhann, with effect from June 2004. Breaking with tradition the CEO was not sourced within the Placer Dome Group. The PDWA CEO has been made independent of either of the partners, and all personnel are currently located onsite at South Deep.
- 48 senior employees of the PDWA JV have been retrenched.
- The predominantly expatriate capital project team appointed to manage the South Deep Twin Shafts is being redeployed by Placer Dome.
- The Placer Dome executive participation in the South Deep management structures has been terminated.
- The PDWA JV Board will play a more direct role in the operational affairs of South Deep. The joint venture

agreement gives Placer Dome a casting vote on matters that could be classified as "run of the mill" and any items of significance require unanimous approval of both WAL and Placer Dome.

2.3. The projections for 2004 are based on the operational plans that have been prepared by the PDWA JV at South Deep. In addition to the work initiatives identified in 2.2 above, WAL is currently undertaking its own investigations to determine the optimal mining plan for South Deep. The uncertainty that this creates in terms of the projections necessitates the contingency of R97 million and a stand-by facility of R200 million from JCI.

2.4. The Company may need further funding in 2005, based on the current performance of South Deep and assuming the interventions to rectify this trend are not successful. JCI has undertaken to provide a stand-by facility post utilisation of this rights assuming the offer proceeds of R200 million on the same terms as the bridging loan in 2.5. The facility will be available for drawdown until June 2005, and will be repayable on the same basis as the bridging loan in 2.5, that is out of the proceeds of the rights offer.

2.5. JCI has provided a bridging loan of R400 million to WAL, on the basis that the bridging loan will be repaid out of the funds raised from this rights offer. The bridging loan has been granted for a period of up to six months, pending the finalisation of this rights offer, carries an interest rate of 1,5% above prime, and is unsecured.

2.6. Work is presently in progress of defining the mineral reserves and resources for South Deep with the assistance of independent consultants, Steffen, Robertson and Kirsten (South Africa) (Pty) Limited. This work will result in the definition of a SAMREC compliant Mineral Resource and Mineral Reserve statement based on a more representative geological modelling technique and an expanded database.

3. PARTICULARS OF THE RIGHTS OFFER

3.1. Terms of the rights offer

3.1.1. WAL hereby offers for subscription by way of a rights offer to shareholders and/or their renouncees, 13 172 042 new ordinary shares at a subscription price of 3 050 cents per share, in the ratio of 12,5 rights offer shares for every 100 ordinary shares held on the record date on the terms and conditions set out herein, in the letter of allocation and, with respect to certificated shareholders, in the form of instruction.

3.1.2. The record date for purposes of determining the shareholders entitled to participate in the rights offer is Friday, 2 July 2004.

3.1.3. Upon their issue, the rights offer shares will rank *pari passu* with the existing ordinary shares.

3.1.4. The letters of allocation in respect of the rights offer will be listed on the JSE in respect of the rights offer shares only. The rights offer shares cannot be traded before such shares are listed on the JSE on Monday, 19 July 2004.

3.1.5. The rights offer does not constitute an offer in any area of jurisdiction in which it is illegal to make such an offer and in such circumstances this circular and any letter of allocation are sent for information purposes only.

3.1.6. The rights offer shares will not be registered for purposes of the rights offer with the Securities and Exchange Commission, Washington, D.C., or with the Canadian Provincial Securities Commission or with the Australian Securities Commission under the Australian Corporation Law, as amended or under the Public Offers of Securities Regulations 1995 of the United Kingdom. Accordingly, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United States of America or with any of its territories, dependencies, possessions or commonwealths or in the District of Columbia or in the Dominion of Canada or in the Commonwealth of Australia, its states, territories or possessions. In addition, the rights offer will not be made to or be open for acceptance by persons with registered addresses in the United Kingdom. The CSDP or broker will ensure that where such persons are holding shares in dematerialised form that the CSDP or broker adheres to the above restrictions.

This circular and any form of instruction is sent to such shareholders for information purposes only. The rights attributable to such shareholders will, if a premium can be obtained over the expenses of the sale, be sold on the JSE for the benefit of such shareholders as soon as practicable. However, should the net proceeds of the sale in relation to any one holding amount to less than R5.00 per shareholder, they will be retained for the benefit of the Company. No letters of allocation will be sent to any shareholder whose registered address is in Canada, the United States of America, Australia or the United Kingdom unless, in appropriate circumstances where the Company considers it practical, such a person satisfies the Company that an allotment is permitted under an exemption to the securities laws referred to above.

3.2. Opening and closing dates of the rights offer

The rights offer will open at 09:00 on Monday, 5 July 2004 and will close at 12:00 on Friday, 23 July 2004.

3.3. Entitlement

3.3.1. Shareholders will receive the right to subscribe for 12,5 rights offer shares for every 100 shares held on the record date, Friday, 2 July 2004.

3.3.2. The entitlement of certificated shareholders as reflected in the appropriate block in the form of instruction which accompanies and forms part of this circular, is dependent on their existing holdings at the close of business on Friday, 2 July 2004. Dematerialised shareholders will have their safe custody accounts with their CSDP or broker automatically debited with their rights offer entitlement. The CSDP or broker will advise dematerialised shareholders of the procedure they need to follow for the acceptance, sale or renunciation of their rights offer entitlement.

3.3.3. Shareholders who hold fewer than 100 ordinary shares or who do not hold a multiple of 100 ordinary shares are referred to the table of entitlement set out in Annexure 1 for their entitlement to the rights offer shares.

3.3.4. The allocation of rights offer shares will be such that shareholders will not be allocated a fraction of a rights offer share and as such any entitlement to receive a fraction of a rights offer share which:

- is less than one half of a rights offer share, will be rounded down to the nearest whole number; and
- is equal to or greater than one half of a rights offer share but less than a whole rights offer share will be rounded up to the nearest whole number.

3.3.5. Excess applications will be accepted in terms of the rights offer (see 3.4 below).

3.3.6. Certificated shareholders on the South African register will have their rights offer shares debited to a custody account in electronic form at Computershare Nominees, which will be administered by the transfer secretaries on their behalf. The enclosed form of instruction reflects the rights offer shares for which the certificated shareholder is entitled to subscribe. The procedures that these shareholders should follow for the acceptance, sale or renunciation of their rights offer entitlement are reflected in the form of instruction.

3.3.7. Dematerialised shareholders will have their rights offer entitlement debited to their custody account by their appointed CSDP or broker in electronic form. The CSDP or broker will advise dematerialised shareholders of the procedure they need to follow for the acceptance, sale or renunciation of their rights offer entitlement.

3.3.8. The letters of allocation to which the form of instruction relates are negotiable and may be traded on the JSE.

3.4. Excess applications

3.4.1. WAL shareholders who subscribe for their rights in terms of the rights offer may apply for new ordinary shares in excess of those allocated to them in terms of the rights offer at the same time and at the same price.

3.4.2. In respect of applications for excess new ordinary shares, the pool of excess new ordinary shares will be allocated on an equitable basis, taking into account the number of ordinary shares held by the shareholder just prior to allocation, including those taken up as a result of the rights offer, and the number of excess new ordinary shares applied for by the WAL shareholder.

3.4.3. Non-equitable allocations of applications for additional new ordinary shares will only be allowed in instances where they are used to round holdings up to the nearest multiple of 100 new ordinary shares.

3.5. Procedure for acceptance of the rights offer

Full details of the procedure for acceptance and payment by certificated shareholders are contained in paragraph 3 of the form of instruction enclosed with this circular or in the case of dematerialised shareholders as advised by their CSDP or broker. The following should be noted:

3.5.1. acceptances are irrevocable and may not be withdrawn;

3.5.2. acceptances, including applications for new ordinary shares in excess of those allocated in terms of the rights offer, may only be made by certificated shareholders by means of the form of instruction;

3.5.3. any instruction to sell or renounce all or part of their rights offer entitlement may only be made by means of the form of instruction;

3.5.4. the properly completed form of instruction and a cheque (crossed "not transferable" and with the words "or bearer" deleted) or banker's draft (drawn on a registered bank) in payment of the subscription price must be received from certificated shareholders by the transfer secretaries at the addresses referred to in paragraph 3.7, by not later than 12:00 on Friday, 23 July 2004. **Certificated shareholders are advised to take into consideration postal delivery times when posting their form of instruction, as no late postal deliveries will be accepted after 12:00 on Friday, 23 July 2004.** Each cheque or banker's draft will be deposited immediately for collection;

3.5.5. payment referred to in paragraph 3.5.4 will, when the cheque or banker's draft has been paid, constitute an irrevocable acceptance of the rights offer upon the terms and conditions set out in this circular, the letter of allocation and the form of instruction. Should any cheque or banker's draft be dishonoured, WAL, in its sole discretion, may either treat the acceptance contained in the form of instruction by the shareholder concerned as void or may deliver the relevant rights offer shares to the shareholder concerned for immediate payment in cash of the subscription price in respect of the rights offer shares concerned;

3.5.6. if any form of instruction and cheque or banker's draft is not received as set out above, the rights offer will be deemed to have been declined by the shareholder to whom the form of instruction is addressed and the right to subscribe for the rights offer shares offered to the addressee or renouncee in favour of his renouncee in terms of such form of instruction will be deemed not to have been accepted; and

3.5.7. dematerialised shareholders must act in terms of the instructions received from their CSDP or broker.

3.6. Renunciation or sale of rights offer entitlement

3.6.1. Certificated shareholders who wish to sell all or part of their rights offer entitlement as reflected in the form of instruction must complete Form A of the form of instruction and return it to the transfer secretaries in accordance with the instructions contained therein to be received by no later than 12:00 on Friday, 16 July 2004. The transfer secretaries will endeavour to procure the sale of the rights offer entitlement on the JSE on behalf of such certificated shareholders and will remit the proceeds in accordance with the payment instructions reflected in the form of instruction, net of brokerage charges. None of the transfer secretaries, any broker appointed by them or WAL will have any obligation or be responsible for any loss or damage whatsoever in relation to or arising out of the timing of such sales, the price obtained or any failure to sell such rights offer entitlement. References in this paragraph to certificated shareholders include references to the person or persons executing the form of instruction and any person or persons on whose behalf such person or persons executing the form of instruction is/are acting and in the event of more than one person executing the form of instruction the provisions of this paragraph shall apply to them, jointly and severally. Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia, who wish to sell all or part of their rights offer entitlement should return their completed form of instruction to the United Kingdom registrars by no later than 12:00 on Friday, 16 July 2004. Net proceeds due to such shareholders will be paid in sterling.

3.6.2. Certificated shareholders who do not wish to sell all or part of their rights offer entitlement as reflected in the form of instruction and who do not wish to subscribe for any of the rights offer shares offered in terms of the form of instruction but who wish to renounce their rights offer entitlement, must complete Form B of the form of instruction and return it to the transfer secretaries/United Kingdom registrars in accordance with the instructions contained therein.

3.6.3. Certificated shareholders who wish to subscribe for only a portion of their rights offer entitlement must indicate the number of rights offer shares for which they wish to subscribe on the form of instruction.

3.7. Payment

3.7.1. A cheque (crossed "not transferable" and with the words "or bearer" deleted) or a banker's draft (drawn on a registered bank) payable to **"WAL- rights offer"** for the amounts payable, in Rands, together with a properly completed form of instruction, must be lodged by certificated shareholders with the transfer secretaries as follows:

delivered to:	or	posted to:
Computershare Investor Services 2004 (Pty) Limited Ground Floor 70 Marshall Street Johannesburg 2001		Computershare Investor Services 2004 (Pty) Limited P O Box 61051 Marshalltown 2107

so as to reach the transfer secretaries by no later than 12:00 on Friday, 23 July 2004.

3.7.2. Shareholders on the United Kingdom register, with the exception of those with registered addresses in the United Kingdom, the United States of America, Canada and Australia, may deliver or post the completed form of instruction and their cheque or banker's draft, in accordance with the provisions above in local currency, to the United Kingdom registrars, as follows:

Capita Registrars
Corporate Actions
The Registry
34 Beckenham Road
Beckenham
KENT BR3 4TU

so as to reach the United Kingdom registrars by no later than 12:00 on Friday, 23 July 2004.

3.7.3. Dematerialised shareholders must instruct their CSDP or broker as to the action they must take to enable the CSDP or broker to act timeously on their behalf in terms of the agreement entered into between the dematerialised shareholder and the CSDP or broker.

3.8. Underwriting and undertakings to subscribe for rights offer entitlement

3.8.1. WAL has received the following irrevocable undertakings in respect of the rights offer:

3.8.1.1 JCI has undertaken to follow its rights offer entitlement in respect of its entire 35,6% shareholding in WAL;

3.8.1.2 Allan Gray Limited, acting on behalf of certain clients who own 24,5% of the ordinary shares in WAL, have undertaken to follow the rights offer entitlement accruing to those clients;

3.8.1.3 Randgold & Exploration has undertaken to follow its rights offer entitlement in respect of its entire 3,84% shareholding in WAL.

3.8.2. A commitment fee of 0,75% of the subscription price is payable by WAL on the total value of the irrevocable undertakings in 3.8.1 to subscribe for the rights offer shares.

3.8.3. As a consequence of Anglo's disposal of its WAL shares, it has undertaken not to follow its rights.

3.8.4. In terms of the underwriting agreement, JCI has underwritten the balance of the rights offer for which irrevocable undertakings to subscribe for rights offer shares are not received and will be entitled to an underwriting commission of 1,5% of the subscription price for all the rights offer shares underwritten.

3.8.5. There are no outstanding conditions to the underwriting agreement.

3.8.6. Salient details of JCI are:

Date of incorporation	1894
Place of incorporation	The Republic
Registration number	1894/000854/06
Directors	R A R Kebble *(Chairman)** R B Kebble *(Chief Executive Officer)* H C Buitendag C H D Cornwall#* J Stratton*° * Non-executive # British ° Australian
Bankers	The Standard Bank of South Africa Limited
Secretaries	Consolidated Mining Management Services Limited per Mrs P B Beale Company Secretary
Authorised and issued share capital	Authorised 2 700 000 000 ordinary shares of one cent each Issued 2 102 303 652 ordinary shares of one cent each

3.9 Exchange Control Regulations

3.9.1. The following guideline is not a comprehensive statement of the Exchange Control Regulations of South Africa. Shareholders who have any doubt as to the action they must take, should consult their professional advisors.

3.9.2. In the case of shareholders whose registered addresses is in the South African register of shareholders are outside the common monetary area, the rights offer will be dealt with in compliance with the Exchange Control Regulations of South Africa, as set out below.

3.9.3. In terms of the Exchange Control Regulations of South Africa and upon specific approval by the South African Reserve Bank, non-residents on the South African register of shareholders, excluding former residents of the common monetary area will be allowed to:

- take up the rights entitlement in terms of the rights offer;
- purchase letters of allocation on the JSE;
- subscribe for the rights offer shares arising in respect of the letters of allocation purchased on the JSE; and

- subscribe for excess new ordinary shares that have been applied for in terms of the rights offer;

provided payment is received either through normal banking channels from abroad or from a non-resident account.

All applications by non-residents on the South African register of shareholders for the above purposes must be made through a South African authorised dealer. Share certificates issued pursuant to such applications must be endorsed "non-resident".

3.9.4. Where a right falls due to a former resident of the common monetary area, which right is based on shares controlled in terms of the Exchange Control Regulations of South Africa, only emigrant blocked funds may be used for this purpose.

3.9.5. Emigrant blocked funds may also be used to:

- purchase letters of allocation on the JSE;
- subscribe for the rights offer shares arising from letters of allocation purchased on the JSE; and
- subscribe for excess new ordinary shares that have been applied for in terms of the rights offer.

3.9.6. All applications by emigrants using emigrant blocked funds for the above purposes must be made through the authorised dealer in South Africa controlling their blocked assets. Any share certificates that might be issued to such emigrants will be endorsed "non-resident" and placed under the control of the authorised dealer in foreign exchange through whom the payments were made. The sale proceeds of letters of allocation, if applicable, will be returned to the authorised dealer for debit to such emigrants' blocked accounts. Electronic statements issued in terms of STRATE and any new share certificates issued pursuant to blocked Rand transactions will be endorsed "non-resident" and placed under the control of the authorised dealer through whom the payment was made. The proceeds due to emigrants in respect of the sale of fractional entitlements and/or letters of allocation based on blocked shares must be transferred to the authorised dealer concerned for credit of the emigrant's blocked account.

3.9.7. Any shareholder resident outside the common monetary area who receives this circular and any letter of allocation should obtain advice as to whether any governmental and/or other legal consent is required and/or any other formality must be observed to enable a subscription to be made in terms of the letter of allocation.

3.9.8. New share certificates issued pursuant to the rights offer to an emigrant will be endorsed "non-resident" and forwarded to the address of the relevant authorised dealer controlling such emigrant's blocked assets for control in terms of the Exchange Control Regulations of South Africa. Where the emigrant's shares are in dematerialised form with a CSDP or broker, the electronic statement respectively endorsed "non-resident" issued in terms of STRATE will be despatched by the CSDP to the address of that emigrant in the records of the CSDP.

3.10. South African law

All transactions arising from the provisions of this circular and the accompanying forms of instruction shall be governed by and be subject to the laws of South Africa.

3.11. Tax consequences

Shareholders are advised to consult their professional advisers regarding the tax implications of the rights offer.

3.12. Documents of title

3.12.1. Share certificates to be issued to certificated shareholders pursuant to the rights offer will be posted to persons entitled thereto by registered post in South Africa or by First Class Post in the United Kingdom, at the risk of the shareholders concerned, on or about Monday, 26 July 2004.

3.12.2. Certificated shareholders recorded on the Company's share register in South Africa receiving new certificated shares must note they will not be able to trade their shares on the JSE until such shares have been dematerialised, which could take between one day to ten days, depending on volumes being processed.

3.12.3. Dematerialised shareholders will have their safe custody accounts debited at their CSDP or broker in respect of the rights offer shares to be issued to them on Monday, 26 July 2004.

3.12.4. CSDPs will effect payment on a "delivery against payment method" in respect of holders of dematerialised WAL shares.

4. JSE LISTINGS

The JSE has granted listings for:

4.1. 13 172 042 letters of allocation from Monday, 28 June 2004 to Friday, 16 July 2004, both days inclusive; and

4.2. 13 172 042 rights offer shares from the commencement of business on Monday, 19 July 2004.

5. FINANCIAL EFFECTS AND HISTORICAL FINANCIAL INFORMATION ON WAL

5.1. Pro forma financial effects on WAL

The table below sets out the illustrative pro forma financial effects of the rights offer based on the published unaudited provisional results of WAL for the year ended 31 December 2003, and assumes that the rights offer was effective for income statement purposes on 1 January 2003 and for balance sheet purposes on 31 December 2003:

	Before [1] Cents	After Cents	% Change
Earnings per share [2]	437.1	392.9	(10.1)
Headline earnings per share [2]	329.6	297.3	(9.8)
Net asset value per share [3]	1 086.1	1 298.9	19.6
Net tangible asset value per share [3]	1 086.1	1 298.9	19.6

Notes:

1. *The "before" financial information has been extracted, without adjustment, from the published, unaudited provisional report of WAL for the year ended 31 December 2003. The unaudited published results for 2003 are subject to implementation of the rights offer for final sign-off of the going concern requirement by KPMG for the year-end audit.*
2. *Earnings and headline earnings per share have been adjusted for the portion of the estimated transaction costs that have been expensed, the underwriting fees and the commitment fees expensed, interest earned on the surplus cash balance (assuming that the shortfall on the hedge book and the South Deep capital expenditure are funded out of the additional cash, evenly throughout the year) at an after tax rate of 4.9 % and after taking into account of the new shares issued in terms of the rights offer.*
3. *Net asset value and tangible asset value per share have been adjusted for the cash received in respect of the total rights offer less the estimated transaction costs and after taking account of the new shares issued in terms of the rights offer. No adjustment has been made to the cash balances as at 31 December 2003 in respect of the shortfall on the hedge book and the South Deep capital expenditure as these cash outflows will occur during the course of the following year.*

5.1.1 The pro forma financial effects, which are the responsibility of the directors, have been prepared for illustrative purposes only, and because of their nature, may not fairly present WAL's financial position or results of operations.

5.1.2 The pro forma unaudited consolidated income statement and balance sheet of WAL for the year ended 31 December 2003 illustrating the effects of the rights offer at that date are set out in Annexure 7 of this circular. The pro forma statements, which are the responsibility of the directors, are prepared for illustrative purposes and because of their nature may not give a fair reflection of the Company's financial position at 31 December 2003 and the results of its operations for the year then ended.

5.1.3 The report of the reporting accountants on the pro forma unaudited balance sheet and income statement and on the financial effects set out in 5.1 is set out in Annexure 8.

5.2. Historical financial information

5.2.1. Historical audited financial information on WAL for the three years ended 31 December 2002 are set out in Annexure 2. Such historical financial information was extracted from the audited financial statements for each of the years which were reported on without qualification by the Company's auditors.

5.2.2. The unaudited quarterly results ended 31 December 2003 are set out in Annexure 3.

5.2.3. The unaudited quarterly results ended 31 March 2004 are set out in Annexure 4.

6. NATURE OF BUSINESS

6.1. WAL is focused on its 50% sole interest in South Deep in terms of the joint venture with Placer Dome.

6.2. The ongoing process of defining the mineral reserves and resources for South Deep continues with the assistance of independent consultants, Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited.

7. CURRENT OPERATIONS AND PROSPECTS

7.1. The final commissioning of South Deep remains on track to be completed in November 2004. Efforts are being made to accelerate the equipping and commissioning of South Deep, and supporting infrastructure, without compromising the quality and safety standards.

7.2. On 2 January 2004 an unforeseen rock fall occurred at the South Deep SV-1 sub vertical shaft. Although no personnel were injured as a result of this incident, some 750 tonnes of rock and shaft liner dislodged causing damage to the shaft steelwork and infrastructure. Mining operations at the SV-1 sub vertical shaft had ceased in 1999 and operations were only planned to recommence sometime in the future and hence will not impact production in 2004. An insurance review is underway to quantify the amount of the losses incurred and finalise a claim.

8. ESTIMATED EXPENSES OF THE RIGHTS OFFER

8.1. The expenses of the rights offer are estimated at approximately R6,4 million, as follows:

Expenses	R'000
Printing, publication and distribution	352
JSE documentation	12
JSE listing fee	123
Share creation and issue expenses	1 265
Advisers	590
Sponsor	30
Corporate law advisers	125
Corporate adviser	300
Reporting accountants	135
Underwriting commission	2 173
Commitment fees	1 927
Estimated total	**6 442**

8.2. The expenses of the rights offer will be payable by WAL out of the proceeds of the rights offer.

9. SHARE CAPITAL

The share capital of WAL before and after the rights offer will be as follows:

	Shares	R'm
BEFORE the rights offer		
Authorised		
Ordinary shares of 100 cents each	119 000 000	119,0
Preference shares of 0,01 cent each	100 000 000	-
Issued		
Ordinary shares of 100 cents each	105 376 337	105,4
Share premium		1 863,5
AFTER the rights offer		
Authorised		
Ordinary shares of 100 cents each	119 000 000	119,0
Preference shares of 0,01 cent each	100 000 000	-
Issued		
Ordinary shares of 100 cents each	118 548 379	118,5
Share premium		2 250,2

10. DIRECTORS

10.1. Board

The board of directors of WAL are as follows:

Name and Age	Business Address	Designation
Mkwanazi, Mafika Edmund	28 Harrison Street, Johannesburg	Non-executive Chairman
Kebble, Roger Brett	28 Harrison Street, Johannesburg	Chief Executive Officer
Barnes, Mark Angus	Wedgefield Office Park, 17 Muswell Road, South Bryanston	Non-executive director
Bray, Vaughan Grantland	28 Harrison Street, Johannesburg	Independent non-executive director
Kebble, Roger Ainsley Ralph	28 Harrison Street, Johannesburg	Non-executive director
Lamprecht, John Chris	28 Harrison Street, Johannesburg	Financial director
McGregor, Alan Alexander	Grainger Bay Court, Cape Town	Independent non-executive director
Miller, Gordon Trevlyn	28 Harrison Street, Johannesburg	Executive director
Rasethaba, Sello Mashao	28 Harrison Street, Johannesburg	Non-executive director
Poole, George William	28 Harrison Street, Johannesburg	Alternate director to G T Miller

Mr W A Nairn and Mr V P Uren resigned as directors on 9 June 2004, and Mr D D Barber and Mrs J Thomas, withdrew as their alternates respectively, on the same date.

10.2. Directors' Interests

10.2.1 On 31 December 2003, the directors of WAL held, directly and indirectly, the following beneficial and non-beneficial interests in the Company:

Director	Beneficial		Non-beneficial		Share incentive trust	Total	Percent-age holding
	Direct	Indirect	Direct	Indirect			
Mkwanazi, M E	–	–	–	–	–	–	–
Kebble, R B	62 146	–	–	2 140 559	500 640	2 703 345	2,03
Barnes, M A	–	–	–	–	–	–	–
Bray, V G	–	–	–	–	–	–	–
Kebble, R A R	–	–	–	113 472	–	113 472	0,11
Lamprecht, J C	–	–	–	–	–	–	–
McGregor, A A	–	–	–	–	–	–	–
Miller, G T	–	–	–	–	–	–	–
Nairn, W A	–	–	–	–	–	–	–
Rasethaba, S M	–	–	–	–	–	–	–
Uren, V P	–	–	–	–	–	–	–
Barber, D D	–	–	–	–	–	–	–
Poole, G W	–	–	–	100	–	100	–
Thomas, J	–	–	–	–	–	–	–

10.2.2 Mr R B Kebble purchased 62 146 ordinary shares on 5 March 2004 in a beneficial and direct capacity.

10.2.3 There have been no other changes in the directors' interests in WAL between 31 December 2003, the date of the Company's last financial year-end, and the last practicable date.

10.2.4 No director has or had any interest, directly or indirectly, in any transaction which was effected by WAL during the current or immediately preceding financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

10.2.5 The table below provides an analysis of emoluments paid to directors of WAL for the year ended 31 December 2003:

Name	Consultancy fees	Salary & benefits	Bonuses & special payments	Pension scheme benefits	Directors' fees	Total
	R	R	R	R	R	R
Mkwanazi, M E	–	–	–	–	31 250	31 250
Kebble, R B	–	741 700	–	–	–	741 700
Barnes, M A*	–	–	–	–	50 000	50 000
Bray, V G*	–	–	–	–	82 500	82 500
Kebble, R A R	–	–	–	–	53 750	53 750
Lamprecht, J C	–	1 485 000	–	–	–	1 485 000
McGregor, A A*	–	–	–	–	50 000	50 000
Miller, G T	–	–	–	–	–	–
Nairn, W A*(3)	–	–	–	–	25 000	25 000
Rasethaba, S M	–	–	–	–	65 000	65 000
Uren, V P*(3)	–	–	–	–	50 000	50 000
Barber, D D* (4)	–	–	–	–	25 000	25 000
Poole, G W	–	–	–	–	47 500	47 500
Thomas, J (4)	–	–	–	–	–	–
Brownrigg, JF (1)	200 000	–	–	–	–	200 000
Cornwall, CHD (2)	–	–	–	–	–	–

(1) JF Brownrigg resigned as director of WAL on 7 March 2003.

(2) CHD Cornwall resigned as a director of WAL on 25 November 2003.

(3) WA Nairn and VP Uren resigned as directors of WAL on 9 June 2004.

(4) DD Barber and J Thomas withdrew as alternate directors of WAL on 9 June 2004.

* *These directors' fees are not received by the directors in their beneficial capacity, but are paid to various companies in their stead.*

10.2.6 There will be no variation in the remuneration receivable by any of the WAL directors as a consequence of the rights offer.

10.2.7 No payment has been made to any director in the three years preceding the date of this circular to induce him to become a director or in connection with the promotion or formation of WAL.

10.2.8 Details of WAL's application of the principles of the King II Report on Corporate Governance are set out in Annexure 5.

11. LITIGATION

11.1. WAL is not currently involved in any legal or arbitration proceedings, nor are the directors, subject to paragraphs 11.2 and 11.3, aware of any such proceedings that are pending or threatened which may have, or have had, a material effect on the position of WAL in the 12 month period preceding the date of this circular.

11.2. WAL is a party, together with Placer Dome, to the PDWA JV ("the Joint Venture"), which owns and operates the South Deep Mine. In terms of the agreement between WAL and Placer Dome, Placer Dome controls the Joint Venture Board, which is responsible for the strategic control and operation of the Joint Venture. WAL is in the process of investigating and discussing, with Placer Dome, issues relating to the management by Placer Dome of the Joint Venture, including:

11.2.1 the adoption by Placer Dome, through its appointees to the executive of the Joint Venture, of inadequate and/or inappropriate mining plans;

11.2.2 the implementation by Placer Dome, through its appointees to the executive of the Joint Venture, of inappropriate mineral reserve management and mining strategies;

11.2.3 the unacceptable disparity between the mining plan, and schedule of operations, and the status quo for current operations at South Deep. Initial investigations undertaken by WAL have shown that operations are approximately 18 months behind schedule;

11.2.4 the discrepancy between approved budgeted capital expenditure and the estimated amount spent.

11.2.5 the appointment by Placer Dome, without due process or disclosure in terms of the Joint Venture agreement, of employees seconded from the Placer Dome group; and the appointment of a project contractor which operated directly under the auspices of Placer Dome; and

11.2.6 various subsidiary issues relating to the performance of the Joint Venture whilst under the management of Placer Dome through its appointees to the Joint Venture executive.

11.3. WAL is in the process of conducting ongoing investigations into the issues described in paragraph 11.2 above and is in discussions with Placer Dome in relation to the possible resolution thereof. Unless the issues are capable of a negotiated solution, WAL may institute action against Placer Dome in respect of the enforcement of its contractual rights.

12. DIRECTORS' OPINION AND RECOMMENDATION

12.1. The directors have considered the terms and conditions of the rights offer and are of the opinion that all shareholders are being treated equitably on the basis that shareholders either follow or trade their rights.

12.2. Shareholders are recommended to consult their professional advisers regarding the action to be taken in relation to the rights offer.

13. CONSENTS

The corporate law advisers, corporate advisers, sponsor, reporting accountants and transfer secretaries have consented in writing to act in their respective capacities and to their names being stated in this circular, none of which have withdrawn prior to the issue of this circular.

14. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names are given on page 8 of this circular, collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this circular contains all information required by law and the JSE Listings Requirements.

15. REGISTRATION OF THE RIGHTS OFFER DOCUMENTS

The following documents were registered by the Registrar in terms of section 146A of the Act:

15.1. a copy of this circular;

15.2. a copy of the form of instruction;

15.3. a copy of the approval letter for this circular from the JSE;

15.4. powers of attorney from the directors;

15.5. the letters of consent referred to in paragraph 13; and

15.6. the underwriting agreement.

16. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of WAL and the office of the London Secretaries up to the close of business on Friday, 23 July 2004:

16.1. the Memorandum and Articles of Association of WAL;

16.2. the audited annual financial statements of WAL for the three years ended 31 December 2002 and the unaudited quarterly results ended 31 December 2003 and 31 March 2004;

16.3. the letters of consent (which had not been withdrawn prior to the issue of this circular) referred to in paragraph 13;

16.4. the approvals of the South African Reserve Bank of the provisions set out in paragraph 3.9 above;

16.5. a signed copy of this circular and the form of instruction;

16.6. a signed copy of the report of the reporting accountants, KPMG Inc., on the pro forma financial information presented in Annexure 8 of this circular;

16.7. the underwriting agreement;

16.8. the undertakings from Allan Gray Limited, JCI and Rangold & Exploration referred to in 3.8.1;

16.9. the stand-by loan facility referred to in 2.4.

SIGNED BY JC LAMPRECHT AND DATED AT JOHANNESBURG ON 10 JUNE 2004 FOR AND ON BEHALF OF HIMSELF AND ALL THE OTHER DIRECTORS OF WESTERN AREAS LIMITED IN TERMS OF POWERS OF ATTORNEY GRANTED TO HIM BY SUCH DIRECTORS

TABLE OF ENTITLEMENT

The following table sets out the number of rights offer shares to which a WAL shareholder is entitled:

Number of existing ordinary shares held	Rights offer share entitlement	Number of existing ordinary shares held	Rights offer share entitlement	Number of existing ordinary shares held	Rights offer share entitlement
1	0	41	5	81	10
2	0	42	5	82	10
3	0	43	5	83	10
4	1	44	6	84	11
5	1	45	6	85	11
6	1	46	6	86	11
7	1	47	6	87	11
8	1	48	6	88	11
9	1	49	6	89	11
10	1	50	6	90	11
11	1	51	6	91	11
12	2	52	7	92	12
13	2	53	7	93	12
14	2	54	7	94	12
15	2	55	7	95	12
16	2	56	7	96	12
17	2	57	7	97	12
18	2	58	7	98	12
19	2	59	7	99	12
20	3	60	8	100	13
21	3	61	8	200	25
22	3	62	8	300	38
23	3	63	8	400	50
24	3	64	8	500	63
25	3	65	8	600	75
26	3	66	8	700	88
27	3	67	8	800	100
28	4	68	9	900	113
29	4	69	9	1 000	125
30	4	70	9	10 000	1 250
31	4	71	9	100 000	12 500
32	4	72	9		
33	4	73	9		
34	4	74	9		
35	4	75	9		
36	5	76	10		
37	5	77	10		
38	5	78	10		
39	5	79	10		
40	5	80	10		

HISTORICAL FINANCIAL INFORMATION

The following information was extracted without adjustment from the audited group financial statements of WAL for the three years ended 31 December 2002.

1. INCOME STATEMENT

	Notes	2002 R'm	2001 R'm	2000 R'm
Gold revenue	1	596,5	428,0	329,1
Costs and other expenses	2	(468,4)	(350,0)	(264,4)
Operating profit from gold		**128,1**	**78,0**	**(64,7)**
Net interest received	3	56,2	88,7	143,1
Other income	4	55,4	29,3	5,7
Administration and other expenditure		(48,8)	(52,3)	(54,3)
Operating profit before derivative transactions		**190,9**	**143,7**	**159,2**
Net amortised premiums on put and call options	5	(366,2)	(24,2)	(8,5)
Exchange gains/(losses)		315,0	(28,4)	14,0
Profit before non-recurring costs		**139,7**	**91,1**	**164,7**
Hedge position closure costs	6	(592,5)	–	–
Non-recurring costs	7	(9,0)	(37,4)	(22,7)
(Loss)/Profit before taxation	**8**	**(461,8)**	**53,7**	**142,0**
Taxation	10	185,2	(18,4)	(51,8)
Normal		(19,4)	(8,4)	(48,2)
Deferred		204,6	(10,0)	(3,6)
Minority interest in profit		(3,9)	(2,3)	0,4
(Loss)/Profit for the year		**(280,5)**	**33,0**	**90,6**
(Loss)/Earnings per share (cents)	11	(266,1)	31,3	86
Headline (loss)/earnings per share (cents)	11	(289,0)	13,3	95
Average number of shares in issue (millions)		105,4	105,4	105,4

2. BALANCE SHEET

	Notes	2002 R'm	2001 R'm	2000 R'm
ASSETS				
Non-current assets				
Mining assets	12	2 976,1	2 608,4	2 272,9
Listed investments	13	61,5	133,5	–
Loan to Randfontein Estates Limited	14	–	19,5	19,5
Other long-term assets	15	25,4	24,8	44,3
Deferred option premium expense	29	1 148,8	1 563,8	95,4
		4 211,8	4 350,0	2 432,1
Current assets				
Loan to JCI Gold Limited	16	105,8	464,0	287,2
Loan to Durban Roodepoort Deep, Limited	17	–	–	129,5
Inventories	18	37,4	10,3	13,6
Trade and other receivables	19	54,1	45,7	24,2
Taxation receivable	25.3	5,8	18,1	–
Cash and cash equivalents	20	76,4	1 104,1	284,3
		279,5	1 642,2	738,8
Total assets		**4 491,3**	**5 992,2**	**3 170,9**
EQUITY AND LIABILITIES				
Capital reserves				
Shareholders' equity per statement		1 751,7	2 555,9	2 522,9
Minority interest		22,5	18,6	17,4
		1 774,2	2 574,5	2 540,3
Non-current liabilities				
Provision for post-retirement medical benefits	22.1	6,4	20,1	14,6
Provision for environmental rehabilitation	23	16,9	9,5	3,7
Deferred taxation	24	176,7	381,3	371,3
Option premium payable	30	1 382,2	1 588,0	–
Deferred option premium income	30	1 009,7	1 330,8	152,8
		2 591,9	3 329,7	542,4
Current liabilities				
Trade payables		125,2	88,0	88,2
Total equity and liabilities		**4 491,3**	**5 992,2**	**3 170,9**

3. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of ordinary shares issued Millions	Share capital R'm	Share premium R'm	Retained earnings/ (Accumu-lated deficit)	Total R'm
Balance at 31 December 2000	**105,4**	**105,4**	**2 387,2**	**30,3**	**2 522,9**
Attributable profit for the year	–	–	–	33,0	33,0
Balance at 31 December 2001	**105,4**	**105,4**	**2 387,2**	**63,3**	**2 555,9**
Attributable loss for the year	–	–	–	(280,5)	(280,5)
Capital reduction	–	–	(523,7)	–	(523,7)
Balance at 31 December 2002	**105,4**	**105,4**	**1 863,5**	**(217,2)**	**1 751,7**
	Note 21	Note 21			

4. CASH FLOW STATEMENT

	Notes	2002 R'm	2001 R'm	2000 R'm
Cash flow (utilised in)/from operating activities				
Cash (utilised in)/from operations	26.1	(427,3)	159,1	(37,7)
Interest received	26.2	10,8	13,0	55,4
Interest paid		(0,1)	(3,5)	(11,7)
Dividends received		0,9	0,4	0,4
Taxation paid	26.3	(7,1)	(83,7)	(7,4)
		(422,8)	85,3	(1,0)
Cash flow (utilised in)/from investing activities				
Additions to mining assets		(430,7)	(391,4)	(263,7)
Proceeds on disposal of mining assets		1,7	3,8	15,8
Proceeds on disposal of listed investments		51,1	–	–
Net (increase)/decrease in other long-term assets		(0,6)	20,5	21,8
Advance to JCI Gold Limited / Durban Roodepoort Deep, Limited		(68,3)	(94,0)	(53,4)
Settlement of loan by JCI Gold Limited	16	5,0	11,7	–
Repayment of loan by Durban Roodepoort Deep, Limited		–	32,9	–
Repayment of loan by Randgold Resources Limited to Barnato Exploration Limited		–	–	347,4
		(441,8)	(416,5)	67,9
Cash flow from/(utilised in) finance activities				
Option premiums received		–	1 242,4	–
Option premiums paid		–	(91,4)	–
Cash distribution		–	–	(606,0)
Decrease in long-term loans		–	–	(60,2)
		–	1 151,0	(666,2)
Net (decrease)/increase in cash and cash equivalents		**(864,6)**	**819,8**	**(599,3)**
At beginning of year		1 104,1	284,3	883,6
Effect of exchange rate fluctuations on cash held		(163,1)	–	–
At end of year		**76,4**	**1 104,1**	**284,3**

5. NOTES TO THE FINANCIALS

	2002 R'm	2001 R'm	2000 R'm
1. Gold revenue			
Gold sales at spot	620,3	404,8	317,8
Gold first charge	9,4	9,4	5,6
Net hedging (losses)/gains	(33,2)	13,8	5,7
	596,5	428,0	329,1

Gold first change is an additional 1.75% of 50% of the gold production of South Deep in addition to WAL's 50% share of gold in terms of the Joint Venture agreement with Placer Dome. The Company is entitled to a further 1.75% of gold revenue on 50% of the annual production exceeding one million ounces.

	2002 R'm	2001 R'm	2000 R'm
2. Costs and other expenses			
Amortisation of mining assets	(65,1)	(55,6)	(39,8)
Other	2,5	2,6	(1,3)
Non-cash costs	(62,6)	(53,0)	(41,1)
Production costs	(405,8)	(292,2)	(214,0)
Subsidiary operating loss, mine closure and other expenses	–	(4,8)	(9,3)
	(468,4)	(350,0)	(264,4)
3. Net interest received			
Interest received	58,2	92,5	154,8
Interest paid	(0,1)	(3,5)	(11,7)
Unwinding of discount on rehabilitation provision	(1,9)	(0,3)	–
	56,2	88,7	143,1
4. Other income			
Profit on sale of Golden Star Resources Limited ("GSR") common shares	34,0	–	–
Profit on disposal of Barnex (IOM) Limited			
– realised	16,1	23,2	–
Dividends received	0,9	0,4	–
Other	4,4	5,7	5,7
	55,4	29,3	5,7

Barnex receives a gold royalty from GSR on a quarterly basis. The royalty forms part of the proceeds from the disposal of Barnes (IOM) Limited to GSR, which took place in 2001. The royalty is payable on the first one million gold ounces produced by GSR from the Prestea and Bogoso operations in Ghana, and is anticipated to be received over the next seven years. No value has been accounted for in terms of the future royalty payments.

	2002 R'm	2001 R'm	2000 R'm
5. Net amortised premiums on put and call options			
Option premium income	214,3	18,4	–
Option premium expense	(354,6)	(45,9)	–
Present value adjustment for option premium payable	(272,3)	(7,6)	–
Net option premiums on hedge positions closed	46,4	10,9	(8,5)
	(366,2)	(24,2)	(8,5)

Refer to note 31 – Derivative structure and note 32 – Risk Management

		2002 R'm	2001 R'm	2000 R'm
6.	**Hedge position closure costs**			
	Hedge position closure costs	(592,5)	–	–
	Historic hedge positions were closed out during 2002 at a cost of US$56,5 million			
7.	**Non-recurring costs**			
	South Deep restructuring costs	–	(8,3)	(5,0)
	Corporate restructuring costs	(3,2)	(23,6)	(17,7)
	Provision for post-retirement medical benefits	13,7	(5,5)	–
	Provision against loan to Randfontein Estates Limited ("Randfontein")	(19,5)	–	–
		(9,0)	(37,4)	(22,7)
8.	**(Loss)/profit before taxation**			
	is arrived at after taking account of:			
	Auditors remuneration	(0,6)	(0,9)	(1,0)
	– Audit fees	(0,5)	(0,6)	(0,4)
	– Other services	(0,1)	(0,3)	(0,6)
	Amortisation	(66,8)	(57,1)	(41,4)
	– Mining assets	(65,1)	(55,6)	(39,8)
	– Corporate assets	(1,7)	(1,5)	(1,6)
	Profit on disposal of mining assets	–	0,5	0,8
	Profit on disposal of other long-term assets	–	1,4	2,1
	Office rental	(1,4)	(1,2)	2,3
	Dividends received	–	–	0,4
9.	**Directors' emoluments**			
	Executive directors	(10,7)	(10,6)	(13,6)
	– Salaries	(3,3)	(3,0)	(2,1)
	– Bonuses	(0,6)	(1,0)	–
	– Consultancy fees	(6,8)	(6,6)	(11,5)
	Non-executive directors	(2,8)	(4,9)	(2,1)
	– Fees as directors	–	–	(2,1)
	– Bonuses	(0,2)	(1,3)	–
	– Consultancy fees	(2,6)	(3,6)	–
		(13,5)	(15,5)	(15,7)

	2002 R'm	2001 R'm	2000 R'm
10. Taxation			
South African normal taxation			
Current taxation			
– Non-mining	(6,8)	(8,4)	(51,8)
– Prior year adjustment	(12,6)	–	3,6
Deferred taxation			
– Mining	204,6	(10,0)	(8,7)
Prior year adjustment	–	–	5,1
	185,2	(18,4)	(51,8)
Unredeemed capital expenditure			
Unredeemed capital expenditure brought forward			
– beginning of the year	648,8	300,0	102,4
Capital expenditure for the year	420,3	388,4	245,3
Capital expenditure redeemed	–	(39,6)	(47,7)
Unredeemed capital expenditure carried forward	1 069,1	648,8	300,0

Mining tax is determined on a formula which takes into account the net revenue and capital expenditure from mining operations during the year. No mining tax was payable in the year under review as the Company has unredeemed capital expenditure. The Company had a computed assessed loss of R369,7 million at the end of the year.

The mining tax rate is calculated in terms of the following formula:
$y = 46 - 230 / x$

Where y is the calculated tax rate and x is the ratio of taxable income from mining to total revenue from mining.

Non-mining taxable income, which consists primarily of interest received, is taxed at the standard rate of 38%.

The Company elected in 1993, in terms of Section 64B of the Income Tax Act, to be exempt from the payment of secondary tax on companies.

	2002 %	2001 %	2000 %
Tax rate reconciliation:			
Statutory tax rate	–	38,0	38,0
Adjustment to mining and subsidiary tax rate	–	2,9	0,3
Prior year adjustment	–	–	(5,5)
Tax loss utilised	–	–	(1,9)
Non-taxable income	–	(19,0)	(1,3)
Disallowable expenditure	–	12,3	6,9
Effective tax rate	–	34,2	36,5

No tax reconciliation is provided for 2002 as a result of the assessed loss.

11. Earnings per share

The calculation of earnings per share is based on (loss)/earnings of (R280,5) million (2001: R33,0 million; 2000: R90,6 million) and a weighted average of 105 376 337 (2001: 105 376 337; 2000: 105 376 337) ordinary shares in issue during the year.

The calculation of headline earnings per share is based on (loss)/earnings of (R304,5) million (2001: R14,0 million; 2000: R100,4 million) and a weighted average of 105 376 337 (2001: 105 376 337; 2000: 105 376 337) ordinary shares in issue during the year.

Reconciliation between earnings and headline earnings:	(Loss)/profit before taxation R'm	Taxation R'm	Minority interest R'm	Net (loss)/profit R'm
2002				
Earnings per income statement	(461,8)	185,2	(3,9)	(280,5)
Profit on disposal of GSR common shares	(34,0)	3,6	3,8	(26,6)
Non-recurring costs	19,0	–	(2,3)	16,7
Realised profit on disposal	(16,1)	–	2,0	(14,1)
Headline earnings	(492,9)	188,8	(0,4)	(304,5)
2001				
Earnings per income statement	53,7	(18,4)	(2,3)	33,0
Profit on disposal of other long-term assets	(1,4)	–	–	(1,4)
Profit on disposal of Barnex IOM	(20,1)	–	2,5	(17,6)
Non-recurring costs	3,1	–	(0,4)	2,7
Realised profit on disposal	(3,1)	–	0,4	(2,7)
Headline earnings	32,2	(18,4)	0,2	14,0
2000				
Earnings per income statement	142,0	(51,8)	0,4	90,6
Profit on disposal of other long-term assets	(2,1)	–	–	(2,1)
Profit on disposal of mining assets	(0,8)	0,4	–	(0,4)
Non-recurring costs	22,7	(10,4)	–	12,3
Headline earnings	161,8	(61,8)	0,4	100,4

12. Mining assets

Mining property, plant and equipment comprise expenditure on mine development costs, infrastructure and mineral rights less recoupments

	Cost 31 Dec R'm	Additions R'm	Disposals/ write-down R'm	Cost 31 Dec R'm	Accu-mulated de-preciation 31 Dec R'm	Net book value 31 Dec R'm
2002						
Mine development costs	0,3	0,1	–	0,4	–	0,4
Mine infrastructure	1 528,7	435,5	(1,7)	1 962,5	(340,5)	1 622,0
Land	1,0	0,3	–	1,3	–	1,3
Mineral rights	1 352,1	0,3	–	1 352,4	–	1 352,4
	2 882,1	436,2	(1,7)	3 316,6	(340,5)	2 976,1
2001						
Mine development costs	0,2	0,1	–	0,3	–	0,3
Mine infrastructure	1 137,5	396,1	(4,9)	1 528,7	(273,7)	1 255,0
Land	0,3	0,7	–	1,0	–	1,0
Mineral rights	1 352,8	–	(0,7)	1 352,1	–	1 352,1
	2 490,8	396,9	(5,6)	2 882,1	(273,7)	2 608,4
2000	2 244,2	268,0	(21,4)	2 490,8	(217,9)	2 272,9

	2002 R'm	2001 R'm	2000 R'm
13. Listed investments			
At cost			
Randgold & Exploration Company Limited **	61,5	61,5	–
JCI Gold	–	47,3	–
JCI shares*	–	7,6	–
Golden Star Resources Limited	–	17,1	–
	61,5	133,5	–
At market value			
Rangold & Exploration Company Limited	174,3	76,9	–
JCI Gold	–	50,1	–
JCI shares*	–	7,7	–
Golden Star Resources Limited	–	23,2	–
	174,3	157,9	–

* Formerly Consolidated African Mines Limited

** The Company held 7 187 700 shares in Randgold & Exploration Company Limited as at 31 December 2002

2002

The investment in JCI Gold and JCI was distributed to shareholders on 4 November 2002. The distribution was done in conjunction with the JCI Gold loan settlement.

2001

The listed investments in Randgold & Exploration Company Limited, JCI Gold and JCI were received in lieu of a portion of the loan owing by Durban Roodepoort Deep, Limited.

The investment in GSR received by Barnex was part settlement of the purchase consideration for Barnex (IOM) Limited (refer note 26.4)

		2002 R'm	2001 R'm	2000 R'm
14. Loan to Randfontein Estates Limited ("Randfontein")				
Loan advanced		52,9	52,9	52,9
Less: provision for exploration expenditure		(33,4)	(33,4)	(33,4)
Less: provision against loan repayment		(19,5)	–	–
		–	19,5	19,5

The amount owing by Randfontein to Barnex, a subsidiary of the Company, at 31 December 2002, represents a loan to meet its exploration and mineral rights costs from 1 July 1988, in terms of the prospecting agreement between Randfontein, Barnex and JCI.

As a result of Barnex providing loans to Randfontein to enable the latter to meet its funding commitments toward its off-lease participation rights, Barnex will be entitled to 80% of the benefits arising from Randfontein's participation in the prospecting agreement.

The loan is interest free and will only be repayable to Barnex when Randfontein ceases all exploration, and current and future mining activities or upon Randfontein's remaining exploration and mineral right assets relating to the off-lease participation rights.

Due to the uncertainty with regard to the repayment of the loan, a provision has been raised against the amount receivable. The provision has been included as a non-recurring expense in the Income Statement.

		2002 R'm	2001 R'm	2000 R'm
15. Other long-term assets				
Unlisted investments in industry service organisations	a)	1,4	1,6	2,2
Investment in Placer Dome Western Areas environmental trust fund	b)	5,2	3,4	2,4
Loan to Western Areas share incentive trust	c)	18,8	19,8	39,7
		25,4	24,8	44,3

Notes:

a) Directors' valuations of unlisted investments are estimated at the historical cost as reflected.

b) The environmental trust fund is an irrevocable trust under the joint control of the Company and Placer Dome, its Joint Venture partner. The monies are invested primarily in interest bearing-securities.

c) Security for the loan comprises Western Areas shares held in trust on behalf of employees.

	2002 R'm	2001 R'm	2000 R'm
16. Loan to JCI Gold			
Balance at 31 December 2001	464,0	287,2	245,6
JCI Group restructuring	–	35,7	3,0
Advances	68,3	94,0	14,4
Repayments	(473,9)	(11,7)	(19,3)
Interest capitalised	47,4	58,8	43,5
Balance at end of period	105,8	464,0	287,2

2002

The JCI Gold loan advanced by WAL was settled on the basis that Western Areas would distribute its entitlement to settlement of the JCI Gold loan to its shareholders as a payment in specie in terms of section 90 of the Companies Act, out of the share premium account. This distribution took place during November 2002.

The JCI Gold loan advanced by Barnex to JCI during 2002 bears interest at prime rate plus 1.5% and is secured by a reversionary pledge of 7,6 million Western Areas shares to Barnex. The repayment of the loan has been extended to 30 September 2003.

2001 and 2000

The loan bears interest at 1,5% above the South African prime rate since 1 July 2000 on the main loan of R391,4 million (including interest capitalised) and interest at the South African prime rate in respect of the restructuring fees capitalised of R44,4 million (including interest capitalised). The repayment terms of the loan has been extended to 30 November 2002.

The loan from Barnex to JCI Gold amounting to R25,5 million (including interest capitalised) bears interest at 10% above the South African prime rate on an advance of R20,0 million and an interest margin of 1,5% on R3,0 million advanced since 30 September 2001 to 30 November 2002.

The loan from the Company to JCI Gold is secured by a reversionary cession over 24,9 million shares in WAL held by JCI Gold. These shares are pledged to The Standard Bank of South Africa Limited as security for amounts owed to them by JCI Gold, currently R50,0 million.

The loan from Barnex to JCI Gold is secured by a pledge of 0,9 million WAL shares held by JCI Gold.

	2002 R'm	2001 R'm	2000 R'm
17. Loan to Durban Roodepoort Deep, Limited	–	–	129,5

The loan was repaid during the year by means of a cash consideration of R32,9 million and listed shares in Randgold & Exploration Company Limited (7,2 million shares), JCI Gold Limited (6,3 million shares) and Consolidated African Mines Limited (16,1 million shares)

	2002 R'm	2001 R'm	2000 R'm
18. Inventories			
At cost			
– Gold-in-process	12,5	5,7	3,2
– Consumable stores	24,9	4,6	10,4
	37,4	10,3	13,6
19. Trade and other receivables			
Trade and other	54,1	38,6	39,5
Taxation payable	–	–	(57,2)
Recoverable corporate restructuring costs	–	7,1	41,9
	54,1	45,7	24,2

	2002 R'm	2001 R'm	2000 R'm
20. Cash and cash equivalents			
Cash on hand, balances with banks and deposits on call	22,7	43,8	284,3
Escrow and CFC accounts (denominated in US Dollars)	53,7	1 060,3	–
Balance at end of period	76,4	1 104,1	284,3

The funds in the Escrow and CFC accounts relate to various accounts opened for purposes of managing cash in terms of the derivative transaction. These funds are subject to the requirements set out in the transaction agreements. The release of these funds is subject to the authorisation of the parties to the derivative transaction, that is, ensuring the funding of the Company's share of the development of South Deep.

	2002 R'm	2001 R'm	2000 R'm
21. Shareholders' equity			
Ordinary shares			
Authorised: 119 000 000 ordinary shares of R1 each			
Issued: 105 376 337 ordinary shares of R1 each	105.4	105.4	105.4
Preference shares			
Authorised: Variable rate preference shares 100 000 000 of 0.01 cent each			
22. Post-retirement benefits			
22.1 Provision for post-retirement medical benefits			
Balance at beginning of period	20,1	14,6	13,6
Income Statement movement	(13,7)	5,5	1,0
Balance at end of period	6,4	20,1	14,6

The Company has a proportionate unfounded obligation to provide post-retirement medical benefits to certain of the South Deep retired employees.

In terms of an agreement with the retired employees, South Deep is required to contribute a fixed amount per retired employee per month for the next eight years.

Independent actuaries have evaluated the post-retirement medical obligation.

The value of the future obligation in the accounts is in terms of this actuarial valuation.

22.2 Pension and provident schemes

South Deep participates in a number of industry-based retirement plans for the benefit of its employees. All plans are defined contribution plans and are governed by the Pension Funds Act of 1956.

	2002 R'm	2001 R'm	2000 R'm
23. Provision for environmental rehabilitation			
Balance at beginning of period	9,5	3,7	3,3
Decommissioning asset raised	5,5	5,5	–
Unwinding discount	1,9	0,3	–
Charge to income statement	–	–	0,4
Balance at end of period	16,9	9,5	3,7

2002

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company's share of the gross estimated rehabilitation cost for South Deep is R40 million. The present value of this liability, discounted at 5%, is R16,9 million. The discount rate represents an interest rate of 11% as represented by the current market yield on quality corporate bonds, adjusted for inflation, estimated at 6% per annum.

2001 and 2000

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company's share of the gross estimated rehabilitation cost for South Deep is R24,2 million (2000: R11,0 million). The present value of this liability is discounted at 5%. The discount rate represents an interest rate of 11% as represented by the current market yield on quality corporate bonds, adjusted for inflation, estimated at 6% per annum.

No provision has been made for environmental rehabilitation for the Company's subsidiary, Barnex. All liabilities associated with historical environmental damage incurred prior to Barnex's involvement in Prestea remains with the State of Ghana. In terms of the sale agreement concluded, Barnex was indemnified from any further environmental claims with regard to Prestea by the Ghanaian government.

	2002 R'm	2001 R'm	2000 R'm
24. Deferred taxation			
Balance at beginning of the year	381,3	371,3	367,7
Current year	(204,6)	10,0	3,6
Temporary differences	(34,6)	10,0	8,7
Computed tax loss	(170,0)	–	–
Prior year adjustment	–	–	(5,1)
Balance at end of period	176,7	381,3	371,3
Deferred mining tax liabilities and assets are made up as follows:			
Deferred mining tax liabilities			
Depreciation and amortisation	389,0	481,5	421,3
Other balances	8.9	–	–
Deferred mining tax assets			
Computed tax loss	(170,0)	–	–
Provisions	(11,2)	(23,5)	(23,6)
Option premiums	(40,0)	(76,7)	(26,4)
Net deferred mining tax liability	176,7	381,3	371,3

25. Employee benefit plans

Activities of the WAL share incentive scheme were:

Western Areas shares	Number of options Millions	Average price per share R	Ordinary shares Millions
Allocated			
Balance at 31 December 2000	0,8		2,3
Options exercised	(0,4)	21,53	(1,4)
Cash offer	(0,4)	24,00	
Balance at 31 December 2001	–		0,9
Distribution received		36,0	0,1
Balance at 31 December 2002	–		1,0
All participants exercised their options at 31 August 2001			
The total of 0,45 million WAL shares allocated to Mr J F Brownrigg, previously partly vested, vested at 31 December 2002, as a consequence of the corporate restructuring			
Unallocated			
Balance at 31 December 2001			0,2
Distribution received		36,0	–
Balance at 31 December 2002			0,2

26. Cash flow information

26.1 Cash (utilised in)/from operations			
(Loss)/profit before tax	(461,8)	53,7	142,0
Adjustments for:			
Amortisation	66,8	57,1	41,4
Dividends received	(0,9)	(0,4)	(0,4)
Post-retirement medical funding	(13,7)	5,5	1,0
Rehabilitation provision	–	–	0,4
Net interest received	(56,2)	(88,7)	(143,1)
Net option premium payable and deferred option premium income and expense	366,2	157,6	–
Prior year option premium adjusted	–	(10,9)	(11,1)
Profit on disposal of subsidiary (refer note 26.4)	–	(20,1)	–
Profit on disposal of mining assets	–	(0,5)	(0,8)
Profit on disposal of listed investments	(34,0)	–	–
Profit on disposal of other long-term assets	–	(1,4)	(2,1)
Exchange (gains)/losses	(315,0)	–	–
Provision against Randfontein loan	19,5	–	–
Other non-cash items	0,1	3,2	–
	(429,0)	155,1	27,3
Working capital changes			
Trade and other receivables	(8,4)	0,9	14,7
Inventories	(27,1)	3,3	4,2
Trade payables	37,2	(0,2)	(83,9)
	(427,3)	159,1	37,7

	2002 R'm	2001 R'm	2000 R'm
26. Cash flow information (continued)			
26.2 Interest received			
Interest received	58,2	92,5	154,8
Interest received in cash on Randgold Resources Limited loan, accounted for in prior year	–	–	8,3
Interest capitalised on:			
Loan to JCI Gold Limited	(47,4)	(58,8)	(43,5)
Loan to Durban Roodepoort Deep, Limited	–	(19,8)	(17,9)
Loan to Randgold Resources Limited by Barnex	–	–	(43,4)
Corporate restructuring costs recoverable	–	(0,9)	(2,9)
	10,8	13,0	55,4
26.3 Taxation paid			
Amount (refundable)/unpaid at beginning of year	(18,1)	57,2	16,4
Current taxation	6,8	8,4	48,2
Prior year adjustment	12,6	–	–
Amount refundable at end of year	5,8	18,1	(57,2)
	7,1	83,7	7,4

26.4 Proceeds on disposal of subsidiary

During 2001 Barnex disposed of its entire holding in Barnex (IOM) Limited, the controlling company of Barnex (Prestea) Limited, situated in Ghana, to Golden Star Resources Limited ("GSR"). Barnex (Prestea) Limited was the holder of the Prestea Concession.

The purchase consideration was settled by the issue of 3,3 million shares in GSR to Barnex, a gold royalty on the first one million gold ounces produced by GSR from Prestea and Bogoso and 1,3 million warrants at an exercise price of US$0.70 per GSR common share. No value was placed on the gold royalty and warrants for accounting purposes.

The following assets and liabilities were disposed of:

	2002 R'm	2001 R'm	2000 R'm
Trade and other receivables	–	3,2	–
Trade and other payables	–	(6,2)	–
Net liability	–	(3,0)	–
Profit on disposal	–	20,1	–
	–	17,1	–
Shares received in GSR	–	(17,1)	–
Cash received	–	–	–

27. **Related parties**

2002

Material related party transactions

Loans to related party – refer note 16

Interest received on loans to related party – refer note 16

Directors' emoluments – refer note 9

	Relationship	Amount owing R'm	Transaction amount R'm
2001			
JCI Gold Limited	Major shareholder		
– Loans advanced, less repayments plus interest capitalised		464,0	
– Advanced and repayments during the year including interest capitalised			141,1
– Re-allocation of proportionate share of corporate restructuring costs incurred in prior years			35,7
2000			
JCI Gold Limited	Major shareholder		
– Loans advanced, accrued interest and penalty interest		287,2	
– Loans advanced and repaid during the year, including interest capitalised			41,6

	2002 R'm	2001 R'm	2000 R'm
28. Commitments and contingent liabilities			
Capital expenditure commitments			
Contracts for capital expenditure	214,0	94,6	66,4
Authorised by the directors but not contracted for	449,0	813,6	876,0
Other commitments			
Leased office premises	5,1	6,5	10,2
	668,1	914,7	952,6

The capital expenditure commitments represent the Company's portion of the capital expenditure commitments of South Deep. The commitments net of future revenues will be financed out of the Company's own resources

29. **Geographic and segment information**

No separate geographical or segment information is presented as Western Areas is a gold mining company operating solely in South Africa.

30. Change in accounting policy

Hedging

During the year the Company changed its accounting policy in respect of the recognition of income and expenditure relating to option premiums on financial instruments from the cash basis to the accrual basis. Comparative figures have been restated. The effect of the change in accounting policy is as follows:

	Gross R'm	Tax R'm	Total R'm
2001			
Decrease in opening retained earnings	(54,7)	26,4	(31,0)
Increase in net profit for the year	10.9	(5,0)	5,9
2000			
Decrease in opening retained earnings	(68,5)	31,5	(37,0)
Increase in net profit for the year	11,1	(5,1)	6,0

31. Derivative structure

Reconciliation of derivative transaction balances	Balance 31 Dec 2001	Movement per Income Statement 2002	Balance 31 Dec 2002
Deferred option premium expense	1 563,8	(415,0)	1 148,8
Deferred option premium income	(1 330,8)	321,1	(1 009,7)
Option premium payable	(1 588,0)	205,8	(1 382,2)
– Exchange gain/(loss)		478,1	
– Present value adjustment		(272,3)	

The movement per the Income Statement consists of the movements on both the current hedge positions and the closed-out hedge positions for 2002.

Future amortisation – deferred option expense/(income)	2003	2004 onwards
Deferred option premium expense	271,2	877,6
Deferred option premium income	(197,1)	(872,6)

31. Derivative structure (continued)

Open hedge position at 31 December 2002

Dollar/Gold		2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Put options bought														
Quantity	oz	203 748	210 396	215 232	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	2 386 662
Strike price	$/oz	278,20	268,20	278,20	288,20	288,20	288,20	293,20	303,20	313,20	313,20	323,20	333,20	
Notional value	$m	56,7	56,4	59,9	58,9	59,2	61,7	61,4	64,9	62,8	64,5	66,3	32,7	708,0
Fair value	Rm	0,9	3,2	9,2	14,7	16,1	17,2	18,3	21,5	22,3	21,2	23,2	12,4	180,2
Call options bought														
Quantity	oz	73 344	87 396	89 400	84 948	85 392	88 890	87 000	88 872	83 256	85 536	85 188	40 776	980 088
Strike price	$/oz	278,70	288,70	298,70	308,70	323,70	333,70	348,70	358,70	373,70	398,70	413,70	428,70	
Notional value	$m	20,4	25,2	26,7	26,2	27,6	29,7	30,3	31,9	31,1	34,1	35,2	17,5	341,8
Fair value	Rm	43,2	47,8	46,8	43,5	41,7	44,3	42,7	44,9	41,7	40,4	39,7	18,1	494,8
Call options sold														
Quantity	oz	(132 828)	(161 844)	(165 564)	(157 320)	(158 136)	(164 784)	(161 100)	(164 580)	(154 176)	(158 400)	(157 740)	(75 516)	(1 814 988)
Strike price	$/oz	278,70	268,70	278,70	288,70	288,70	288,70	293,70	303,70	313,70	313,70	323,70	333,70	
Notional value	$m	(37,9)	(43,5)	(46,1)	(45,4)	(45,7)	(47,6)	(47,3)	(50,0)	(48,4)	(49,7)	(51,1)	(25,2)	(539,7)
Fair value	Rm	(48,0)	(67,6)	(64,8)	(59,0)	(63,6)	(70,8)	(71,2)	(72,3)	(67,5)	(73,1)	(71,3)	(32,7)	(762,0)
Call options sold														
Quantity	oz	(54 336)	(64 740)	(66 228)	(62 928)	(63 252)	(65 916)	(64 440)	(65 832)	(61 668)	(63 360)	(63 096)	(30 204)	(726 000)
Strike price	$/oz	288,70	303,70	318,70	333,70	348,70	363,70	378,70	393,70	408,70	423,70	438,70	453,70	
Notional value	$m	(15,7)	(19,7)	(21,1)	(21,0)	(22,1)	(24,0)	(24,4)	(25,9)	(25,2)	(26,8)	(27,7)	(13,7)	(267,2)
Fair value	Rm	(59,6)	(74,0)	(70,4)	(63,9)	(66.5)	(72,4)	(72,3)	(74,0)	(69,5)	(74,5)	(73,0)	(33,5)	(803,5)
Call options sold														
Quantity	oz	(38 496)	(42 000)	(21 000)	–	–	–	–	–	–	–	–	–	(101 496)
Strike price	$/oz	310,00	310,00	310,00	–	–	–	–	–	–	–	–	–	
Notional value	$m	(11,9)	(13,0)	(6,5)	–	–	–	–	–	–	–	–	–	(31,5)
Fair value	Rm	(13,2)	(17,1)	(9,4)	–	–	–	–	–	–	–	–	–	(39,7)
Option premium payable														
Notional value	$m	5,0	15,0	20,0	22,5	25,0	25,0	25,0	25,0	25,0	25,0	25,0	12,5	250,0
Fair value	Rm	(42,2)	(120,1)	(149,8)	(156,4)	(160,2)	(147,1)	(134,6)	(123,0)	(112,0)	(101,6)	(92,2)	(43,0)	(1 382,2)

32. Risk management

Derivative instruments

During the year under review, derivative instruments utilised included commodity call options bought and sold and put options bough (US Dollar denominated). Although complying with the accounting standard AC125 in terms of disclosure, the Company has not yet implemented AC133, which is effective for financial years commencing on or after 1 July 2002.

Hedging activities – Risk

The Company makes use of various derivative instruments to hedge its exposure to market risks such as movements in the gold price, exchange and interest rates. These instruments entered into are intended as hedges for the planned future production of the mine.

The type and extent of derivative instruments used for hedging market risks are subject to a formal approval framework approved by the Company's board. The framework restricts the extent in terms of value, time and type of derivative instrument which can be used by the hedging committee. Hedging in excess of the limits requires formal board approval.

It is the policy of the Company's board that the hedge positions be managed on an on-going basis. This is in accordance with the dynamic environment within which the Company operates, where the appropriateness of the hedge positions are under constant review.

The objectives of the hedging programme can be summed up as follows:

- to control the risks and rewards associated with the management of the financial assets and liabilities of the Company;
- to manage the exposure to financial markets;
- to secure future cash flows, compliance with debt covenants and to ensure a minimum return on assets.

Market risks

Price risk

A declining gold price adversely impacts on the cash flows of the Company, reducing both current profitability and sustainability of future production. The Company hedges to the extent deemed prudent to mitigate the adverse consequences of gold price movements.

Foreign exchange risk

As a Rand based company which is required by South African Reserve Bank regulations to convert Dollar proceeds to Rands, and with costs primarily incurred in Rands, an exposure to adverse movements of the exchange rate affects the Company's cash flow and consequently its profitability. Hedging of Dollar flows is dependent on future cash flow requirements, regulatory requirements and prevailing market conditions.

Interest rate risk

Interest rate exposure arises from several aspects of the Company's activities, namely the investment of funds surplus to current requirements, borrowings to meet short falls in current cash flows, and the impact international interest rate differentials have on the Company's hedging activities. Managing interest rate risks has a direct bearing on the returns achieved on the assets of the Company.

6. ACCOUNTING POLICIES

The financial statements incorporate the principal accounting policies set out below, which are consistent with those adopted in the previous financial year. The accounting policies of the subsidiaries and joint venture are consistent with those of the Company. The financial statements and Group financial statements are prepared on the historical cost basis.

The financial statements and Group financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the Companies Act.

6.1. Basis of consolidation

The Company financial statements incorporate the assets, liabilities and results of the operations of the Company and its proportionate interest in South Deep. The Group financial statements incorporate the Company's financial statements and the proportionate share of its subsidiaries on a consolidated basis.

Investment in subsidiaries

Subsidiaries are those entities over whose financial and operating policies the Company has the power to exercise control, so as to direct and influence their activities.

The Group financial statements incorporate the assets and results of the operations of the Company and its subsidiaries. The results of subsidiaries acquired and disposed of during the year are included from the effective dates of acquisition and to the effective dates of disposal. Where necessary, the accounting policies of the subsidiaries are changed to ensure consistency with the policies adopted by the Company.

Investment in Joint Venture

A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more other venturers in terms of a contractual arrangement.

The joint venture is proportionally consolidated, whereby the Company's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the company's financial statements. A proportionate share of the intergroup transactions and balances are eliminated on consolidation.

Goodwill arising on acquisition

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill is amortised on a systematic basis which recognises the depletion of mineral reserves over the lesser of the life of the mine or 10 years.

The unamortized balance is reviewed on a regular basis, and, if impairment in the value has occurred, it is written-off in the period in which the diminution in value is recognised.

6.2. Mining assets

Mining assets are recorded at cost of acquisition less accumulated amortisation and impairments recognised. Costs also include finance charges capitalised during the construction period, where such costs are financed by borrowings.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to delineate extensions of existing ore bodies and to expand the capacity of the mine.

Amortisation is first charged on new mining ventures from the date on which production reaches commercial levels. Mine development costs are amortised using the unit-of-production method based on defined mineral reserves.

Proved and probable mineral reserves reflect estimated quantities of economically exploitable ore, which can be recovered in future from defined mineral reserves.

Mine infrastructure

Plant and equipment are amortised using the lesser of their useful lives or the unit-of-production method based on the defined mineral reserves.

Properties, buildings, vehicles and computer equipment are amortised using varying rates, on the straight-line basis over their expected useful lives, to estimate residual values.

Land

Land is not depreciated.

Mineral rights

Mineral rights are amortised using the unit-of-production method based on defined mineral reserves.

If the recoverable amount of any of the above assets is less than the carrying value, an allowance is made for the impairment.

6.3. Research and exploration

Research and exploration expenditure is expensed in the year in which it is incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when the mining property commences commercial production.

6.4. Investments

Unlisted investments are stated at cost less provisions for a permanent diminution in value.

Environmental trust fund investments are stated at cost plus interest earned less payments made from the environmental trust fund in accordance with statutory requirements.

6.5. Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

6.6. Inventories

Inventories are valued at the lower of cost or net realisable value after appropriate provision for redundant and slow moving items. Cost is determined on the following basis:

- gold-in-progress (accounted for from the shaft bins) and ore in stock piles are valued at the average production cost at the relevant stage of production;
- consumable stores are valued at average cost.

6.7. Provisions

Provisions are recognised when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

6.8. Post retirement benefit

Defined contribution plans – pension and provident funds

Contributions to defined contribution plans in respect of services during the year are recognised as an expense in that period.

Defined benefit plans – post-retirement medical obligations

The post-retirement medical obligations are recognised as an expense systematically over the expected remaining service period of employees. Independent actuarial valuations are conducted every three years. Experience adjustments, the effect of changes in actuarial assumptions and the effect of plan amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees. Adjustments in respect of retired employees are recognised immediately as an expense.

6.9. Decommissioning

The provision for decommissioning represents the cost that will arise from rectifying damage caused after production ceases.

Decommissioning costs are provided for at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. When this provision gives access to future benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future cost of decommissioning obligations is reviewed annually and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

Expenditure on ongoing rehabilitation is expensed when incurred.

6.10. Environmental obligations

Estimated long-term environmental obligations comprising decommissioning and restoration, are based on the Company's environmental management plans in compliance with the current environmental and regulatory requirements.

6.11. Environmental rehabilitation trust

Annual contributions are made to the Placer Dome Western Areas Environmental Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of the mine. The funds that have been paid into the trust plus the growth in the trust fund are shown as an asset on the balance sheet.

6.12. Financial institutions

Financial instruments recognised on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

Financial instruments are initially accounted for at cost, net of transaction costs, when the Group enters into the contractual arrangements. Any subsequent change in the fair value of the financial instruments is disclosed in the Notes to the Annual Financial Statements, and if there is an assessed permanent diminution in value, this is recognised in the income statement.

6.13. Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following criteria are also of relevance:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- foreign currency derivative financial instruments are translated at contract rates. Gains and losses on these contracts are recognised in income as a component of the related sale of mining products;
- revenue from the disposal of assets is recognised on an accrual basis and when there is an unconditional entitlement to receive payment;
- dividends are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

6.14. Operating leases

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight line basis over the period of the lease.

6.15. Taxation

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the Balance Sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

The tax value of losses and unredeemed capital expenditure expected to be available for utilisation against future income are set off against the deferred tax liability. Deferred tax assets are recognised only when it is probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are accounted for using the tax rates enacted at the balance sheet date.

6.16. Hedging

The Company enters into hedging transactions on a portion of its planned gold production to ensure a degree of certainty on future gold sales and to provide a guaranteed minimum cash flow for known major capital expenditures and debt servicing.

Gains and losses on gold hedging instruments that effectively establish prices for future production are recognised in revenue when the related production is delivered.

Option premiums paid and received (including premiums on which the payment is deferred to future periods) are brought to account in the balance sheet at cost on the date of entering into the options. These amounts are amortised and recognised in the Income Statement over the maturities of the respective option contracts on a line basis.

Options on which payment of the premiums have been deferred are brought to account at their settlement value. Changes to the settlement value of the premiums payable are recognised in income in the period in which they occur.

If a derivative instrument is sold, bought back, extinguished or terminated prior to the value date of the derivative instrument, gains or losses are recognised at the time of the restructuring when the financial consequence is known, rather than deferring the gain or loss to the value date originally designated in the derivative instrument.

6.17. Foreign currency

Foreign currency transactions are recorded at the exchange rate ruling on the transaction date. Monetary assets and liabilities designated in foreign currencies are translated at rates of exchange ruling at the year-end and any gains and losses arising are included in earnings.

6.18. Comparative figures

Where necessary, comparative figures have been reclassified.

UNAUDITED QUARTERLY RESULTS ENDED 31 DECEMBER 2003

1. LETTER TO SHAREHOLDERS

The results as at 31 December 2003 include significant changes from the previous quarterly results published in 2003, as well as the historic results. The changes stem from the revised implementation of the accounting standard AC 133 – "Financial Instruments: recognition and measurement", which has had a profound impact on the accounting treatment applied to the derivative structure.

The profit after taxation amounted to R234,1 million for the December 2003 quarter and R460,7 million for the year ended on 31 December 2003. Included in the profit before taxation is R447,4 million relating to the fair value adjustment in respect of unrealised exchange rate revaluations of the derivative structure in accordance with AC 133.

Gold revenue for the year decreased by 2% from R596,0 million in 2002 to R582,4 million in 2003. This was despite the continued improvement in gold production, an increase of 833 kg (26,808 ounces) year on year, and the higher dollar gold price (361 for 2003 versus 291 for 2002). The primary negative contributory factors to the decline in gold revenue was the sharp appreciation in the Rand/US Dollar exchange rate (7.5735 for 2003 compared to 10.4808 for 2002), and the cost of settling sold call positions (R37,5 million). Gold revenue for the quarter is skewed positively by R27,1 million due to the revised implementation of AC 133.

The gold production for 2003 of 224,227 ounces was disappointing measured against the anticipated gold production of 237,483 ounces, an under achievement of some 5%, stemming from the backfill plant fire in March 2003 and the delayed commissioning of the South Deep Twin Shaft Complex ("Shaft") in the last quarter of 2003.

The yield for the December quarter was down to 6.21g/t as a consequence of the continued treatment of low-grade surface materials (53,000 tonnes) to help fill the metallurgical plant and provide backfill material, and similarly for the year as a whole (146,000 tonnes).

Production costs came down from R162,0 million to R151,7 million for the December quarter (after taking into account further stock write-downs of R3 million in the December quarter following the year-end audit, bringing the total stock write-downs for the year to approximately R9 million). Total production costs increased from R76,262 per kilogram a year ago to R83,150 per kilogram, and cash costs increased by 6% to R69,861 per kilogram. These increases reflect the higher than anticipated wage increase in June (9,5% compared to the Consumer Price Index), the stock write-downs and no benefit from the utilization of the new infrastructure.

The final equipping of the Shaft remains on track to be completed in the latter part of 2004. Efforts are being made to accelerate the equipping and development of the Shaft, and supporting infrastructure, without compromising the quality and safety standards.

On 2 January 2004 an unforeseen rock fall occurred at the Placer Dome Western Areas Joint Venture South Deep SV-1 sub vertical shaft. Although no personnel were injured as a result of this incident, some 750 tonnes of rock and shaft liner dislodged causing damage to the shaft steelwork and infrastructure. Mining operations at the SV-1 sub vertical shaft had ceased in 1999 and operations were only planned to recommence sometime in the future and hence will not impact in production in 2004. An insurance review is underway to quantify the amount of the losses incurred and finalise a claim.

Mineral Resource and Reserve Statement estimates as at 31 December 2003 are based on estimates as at 31 December 2000, depleted for production in 2001, 2002 and 2003. The 31 December 2000 estimates were prepared using appropriate cut-off grades associated with an average long-term gold price of $300 per ounce and an average long-term Rand to U.S. Dollar exchange rate of 7:1. Work is presently in progress as regards finalising a fully SAMREC compliant Mineral Resource and Reserve statement based on a more representative geological modelling technique and an expanded database, the results of which will be finalised in the second half of 2004.

Further to the announcement published on 5 February 2004 regarding a proposed rights offer of R400 million, shareholders are referred to the notice to shareholders convening a general meeting on 2 March 2004, to place the unissued ordinary shares in the share capital of Western Areas under the control of the directors. Following this meeting, a circular will be sent to shareholders in respect of the rights offer. Shareholders will be kept informed on developments.

2. GROUP INCOME STATEMENT

SA Rand million	Notes	Quarters ended 31.12.03 Unaudited	30.09.03 Unaudited	Year to date 31.12.03 Unaudited	Year ended 31.12.02 Audited
Gold revenue		173,9	146,8	582,4	596,5
Gold at spot		149,7	162,3	607,4	620,3
Gold first charge		5,6	2,5	12,5	9,4
Net hedging		18,6	(18,0)	(37,5)	(33,2)
Total production costs	1	(151,7)	(162,0)	(579,9)	(468,4)
Production costs		(129,5)	(133,2)	(487,3)	(405,8)
Amortisation – non cash		(20,1)	(20,8)	(79,4)	(65,1)
Other – non cash		(2,1)	(8,0)	(13,2)	2,5
Operating profit/(loss) from gold		22,2	(15,2)	2,5	128,1
Net interest received		1,7	5,6	18,9	56,2
Other income	2	(2,4)	32,0	157,8	55,4
Administration and other expenditure		(4,9)	(8,5)	(25,6)	(48,8)
Operating profit before derivative transactions		16,6	13,9	153,6	190,9
Derivative transactions		571,8	68,2	713,2	(51,2)
Net option premium expense		–	(18,2)	–	(140,3)
Present value adjustment for option premium payable	6	46,9	11,2	(75,0)	(272,3)
Fair value adjustment	6	447,4	–	447,4	–
Net profit on hedge position settled		–	–	–	46,4
Exchange gains	3	77,5	75,2	340,8	315,0
Hedge position closure costs		–	–	–	(592,5)
Non-recurring costs		–	–	–	(9,0)
Profit/(Loss) before taxation		588,4	82,1	866,8	(461,8)
Taxation		(354,3)	29,2	(402,0)	185,2
Normal		–	(0,9)	(4,4)	(19,4)
Deferred		(354,3)	30,1	(397,6)	204,6
Minority interest in profit		–	(1,0)	(4,1)	(3,9)
Profit/(Loss) for the year		234,1	110,3	460,7	(280,5)
Headline earnings/(loss) per share (cents)		229	88	330	(289)
Earnings/(loss) per share (cents)		222	105	437	(266)
Number of issued shares (million)		105,4	105,4	105,4	105,4
Determination of headline earnings					
Net profit/(loss) for the period		234,1	110,3	460,7	(280,5)
Net loss on disposal of subsidiary		–	40,0	40,0	–
Non-recurring costs		–	–	–	16,7
Loss on disposal of fixed assets		2,4	–	2,4	–
Net loss/(profit) on disposal of investments		4,3	(57,5)	(155,7)	(40,7)
Headline earnings/(loss)		240,8	92,8	347,4	(304,5)

Notes:

1. *Non-cash operating costs generally include the amortisation of Western Areas' share of South Deep and the change in inventory for the period.*
2. *Other income includes the fair value revaluation adjustment of R2,4 million to unlisted investments.*
3. *Exchange gains relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 8,691 to the US Dollar at 31 December 2002 to 6,615 at 31 December 2003.*
6. *Refer to the Derivative Structure section.*

3. GROUP BALANCE SHEET

SA Rand million	Notes	Period ended 31.12.03 Unaudited	Period ended 30.09.03 Unaudited	Year ended 31.12.02 Audited
ASSETS				
Non-current assets				
Mining assets	4	3 223,9	3 154,7	2 976,1
Deferred option premium expense	6	–	942,4	1 148,8
Derivative asset	6	792,1	–	–
Listed investments	5	33,0	165,3	61,5
Other long-term assets		21,4	15,7	25,4
		4 070,4	4 278,1	4 211,8
Current assets				
Loan to JCI Limited		–	–	105,8
Inventories		32,0	41,0	37,4
Trade and other receivables		29,3	32,1	54,1
Taxation receivable		5,5	5,5	5,8
Cash and cash equivalents		21,9	25,0	76,4
		88,7	103,6	279,5
Total assets		**4 159,1**	**4 381,7**	**4 491,3**
EQUITY AND LIABILITIES				
Capital reserves				
Shareholders' equity per statement		1 144,5	1 383,6	1 751,7
Minority interest		–	–	22,5
		1 144,5	1 383,6	1 774,2
Non-current liabilities				
Provision for post-retirement medical benefits		4,3	6,4	6,4
Provision for environmental rehabilitation		18,1	17,4	16,9
Deferred taxation		(429,3)	(286,6)	176,7
Option premium payable	6	1 084,7	1 147,2	1 382,2
Deferred option premium income	6	–	859,5	1 009,7
Derivative liability	6	2 217,6	1 101,3	–
		2 895,4	2 845,2	2 591,9
Non-current liabilities				
Payables and provision		119,2	152,9	125,2
		119,2	152,9	125,2
Total equity and liabilities		**4 159,1**	**4 381,7**	**4 491,3**

Notes:

4. *No adjustment has been made to reflect mining assets at their fair value. These assets are in the process of being revalued jointly with Placer Dome South Africa (Pty) Ltd.*
5. *Listed investments of R33,0 million represent 42 268 345 JCI Limited shares and 50 651 JCI Limited debentures received in terms of the Barnato Exploration Limited Scheme of Arrangement concluded at 30 September 2003 at fair value.*
6. *Refer to the Derivative Structure section.*

4. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Number of shares issued and paid millions	Share capital	Share premium	Hedge reserve	Available for sale reserve	Retained earnings/ (Accumulated deficit)	Total
Balance at 31 December 2002	105,4	105,4	1 863,5	–	–	(217,2)	1 751,7
Change in accounting policy – AC133	–	–	–	(788,4)	–	352,4	(436,0)
Restated opening balance	105,4	105,4	1 863,5	(788,4)	–	135,2	1 315,7
Fair value adjustment	–	–	–	(550,4)	38,7	–	(511,7)
Recycling of fair value on maturing of options	–	–	–	8,2	–	–	8,2
Recycling of fair value on disposal of investments	–	–	–	–	(37,0)	(91,4)	(128,4)
Attributable profit for the period	–	–	–	–	–	460,7	460,7
Balance at 31 December 2003	105,4	105,4	1 863,5	(1 330,6)	1,7	504,5	1 144,5

5. GROUP CASH FLOW STATEMENT

SA Rand million	Quarters ended 31.12.03 Unaudited	30.09.03 Unaudited	Year to date 31.12.03 Unaudited	Year ended 31.12.02 Audited
Cash flow (utilised in)/from operating activities				
Cash (utilised in)/from operations	(13,5)	40,2	35,0	(427,3)
Interest received	3,3	0,1	3,5	10,8
Interest paid	–	–	–	(0,1)
Dividends received	(0,1)	–	6,3	0,9
Taxation paid	–	–	(1,7)	(7,1)
	(10,3)	40,3	43,1	(422,8)
Cash flow from/(utilised in) in investing activities				
Additions to mining assets	(96,7)	(121,2)	(419,7)	(430,7)
Proceeds on disposal of mining assets	1,0	–	1,1	1,7
Proceeds on disposal of listed investments	128,0	89,1	369,1	51,1
Net decrease/(increase) in other long-term assets	20,0	(9,2)	(10,2)	(0,6)
Advance to JCI Gold Limited	–	–	–	(68,3)
Settlement of loan by JCI Gold Limited	–	–	–	5,0
	12,3	(41,3)	(59,7)	(441,8)
Cash flow from/(utilised in) in finance activities				
Option premium paid	(7,3)	(9,1)	(37,5)	–
	(7,3)	(9,1)	(37,5)	–
Net decrease in cash and cash equivalents	(5,3)	(10,1)	(54,1)	(864,6)
At beginning of period	25,0	39,6	76,4	1,104,1
Effect of exchange rate fluctuations on cash held	2,2	(2,7)	1,4	(163,1)
Cash and cash equivalents of subsidiary disposed of	–	(1,8)	(1,8)	–
At end of period	21,9	25,0	21,9	76,4

6. PRODUCTION AND UNIT RESULTS

Years ended 31.12.02	Years ended 31.12.03	Quarters ended 30.09.03	Quarters ended 31.12.03				Quarters ended 31.12.03	Quarters ended 30.09.03	Years ended 31.12.03	Years ended 31.12.02
IMPERIAL							METRIC			
995	1 095	307	306	tons	Ore milled, (000)	tonnes	278	279	995	903
0.198	0.205	0.204	0.181	oz/ton	Yield	g/tonne	6.21	6.99	7.01	6.79
197 419	224 227	62 709	55 471	oz	Gold produced	kg	1 725	1 949	6 974	6 141
195 297	225 218	60 787	58 371	oz	Gold sold	kg	1 798	1 890	7 005	6 075
196	287	303	346	US$/oz	Cash costs	R/kg	75 036	68 311	69 861	66 070
226	341	369	406	US$/oz	Total production costs	R/kg	87 910	83 106	83 150	76 262
291	315*	345	326*	US$/oz	Gold price achieved	R/kg	71 400*	77 653	76 647*	98 189
42	62	17	7	US$m	Capital expenditure	Rm	44	121	411	437
25	13	13	13	US$m	Capital commitment at end of period	Rm	86	91	86	214

* See the Derivative Structure section

7. DERIVATIVE STRUCTURE

Western Areas entered into a derivative structure in December 2001. It received US$104 million for premiums on sold options which gave rise to the cash balance held in Escrow at the time and the Deferred option premium income – a credit on the Balance Sheet. The Deferred option premium income was historically taken into account in the Income Statement over the term of the derivative structure.

Simultaneously the options bought gave rise to an obligation to pay option premiums at various pre-determined dates in the future – the Option premium payable. The Options premiums payable over the duration of the derivative structure also gave rise to a debit on the Balance Sheet – the Deferred option premium expense which was historically amortised to the Income Statement over the term of the derivative structure. The Option premium payable liability is a US Dollar liability, which is reflected at the current settlement value of the future payments. Adjustments are made on a periodic basis to reflect the change in the value of this liability, as well as the change in the Rand/US Dollar exchange rate. The revaluation based on fluctuations of exchange rates gives rise to unrealised exchange gains or losses. The payment of option premiums is accounted for at the rate prevailing on the date of payment. The first payment of option premium was made in January 2003.

The accounting treatment applied during the previous year ended 31 December 2002 gave rise to four items on the Balance Sheet:

- Deferred option premium expense
- Option premium payable
- Cash and cash equivalents
- Deferred option premium income

The accounting standard AC133 – "Financial Instruments; Recognition and Measurement" became effective for financial years commencing on or after 1 July 2002 and was thus implemented as at 1 January 2003 for the current financial year. The requirements of AC133 have a profound impact on the accounting treatment applied to the derivative structure.

AC133 determines that cash flow hedge accounting should be applied to the derivative structure and that the structure should be carried at fair value on the Balance Sheet, US Dollar gold price fluctuations are hedged due to the fact that the options are all US Dollar denominated whilst the structure remains exposed to exchange rate movement. The portion of fair value gains and losses on the fair value of the options attributable to changes in the exchange rate are taken to the Income Statement. These gains and losses are un-realised and create Income Statement volatility. The portion of fair value gains and losses on the fair value of the options attributable to changes in the US Dollar gold price are taken to an equity reserve – "Hedge reserve". On maturity of the options a portion of the Hedge reserve balance is released to the Income Statement.

Under AC133 the amortisation of Deferred option premium expense and Deferred option premium incomes has become redundant. The Deferred option premium expense and Deferred option premium income balances on the Balance Sheet at 31 December 2002 have been eliminated as part of the opening transitional adjustments to retained income and the raising of the Hedge reserve on adoption of AC133 and replaced with an asset and liability which reflects the fair value of the derivative asset and derivative liability.

The accounting treatment applicable to the Option premium payable liability balance remains unchanged under AC133. AC133 fair value adjustments give rise to deferred taxation entries which reflect that there are no matching current income taxation entries.

The AC133 accounting treatment in the current year give rise to the following items on the Balance Sheet:

- Hedge reserve
- Derivative liability
- Derivative asset
- Option premium payable

The post AC133, re-occuring accounting entries can be summarised as follows:

- Fair value adjustment to Derivative asset, Derivative liability and Hedge reserve attributable to US Dollar gold price fluctuations
- Fair value adjustment to Derivative asset, Derivative liability and Income Statement attributable to changes in the Rand/US Dollar exchange rates
- Release of Hedge reserve to the Income Statement on option maturity
- Revaluation of Option premium payable to its present value at period end exchange rates
- Actual payment of Option premiums payable

Reconciliation of the pre and post AC133 balances are provided overleaf:

Reconciliation of Derivative transaction balances	Balance – 31 Dec 2002 Audited	Adjustment to Balance Sheet balances (a)	Adjustment to opening Retained earnings – amortisation to date (b)	Adjustment to opening Retained earnings – fair value (c)	Adjustment to Hedge reserve (d)	Balance 1 Jan 2003 Adjusted	Movement per Balance Sheet – maturing options	Movement of Option premium payable	Movement per Income Statement – fair value (c)	Adjustment to Hedge reserve (d)	Balance – 31 Dec 2003
Deferred option premium expense	1 148,8	(1 148,8)	–	–	–	–	–	–	–	–	–
Deferred option premium income	(1 009,7)	1 009,7	–	–	–	–	–	–	–	–	–
Derivative asset	–	1 148,8	400,6	(183,2)	(691,2)	675,0	(44,1)	–	(248,6)	409,8	792,1
Derivative liability	–	(1 009,7)	(262,5)	435,7	(768,8)	(1 605,3)	120,8	–	696,0	(1 429,1)	(2 217,6)
Option premium payable	(1 382,2)	–	–	–	–	(1 382.2)	–	297,5	–	–	(1 084,7)
– Payment of premiums								37,4			
– Exchange gain/(loss)								335,1			
– Present value adjustment								(75,0)			

(a) Reclassification of balances

(b) Reversal of amortisation

(c) Fair value adjustment in respect of Rand/US Dollar exchange rates

(d) Fair value adjustment in respect of US Dollar gold price fluctuations

* The gold price achieved as stated in the production and unit results exclude AC133 accounting adjustments. The gold price achieved, including AC133 adjustments, were R96 738/kg (US$442/oz) for the quarter ended 31 December 2003 and R83 151/kg (US$341/oz) for the year ended 31 December 2003.

Open hedge positions as at 31 December 2003		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Dollar/Gold													
Derivative asset													
Put options bought													
Quantity	oz	210 396	215 232	204 516	205 572	214 224	209 436	213 960	200 436	205 920	205 056	98 166	2 182 914
Average price	$/oz	268.20	278.20	288.20	288.20	288.20	293.20	303.20	313.20	313.20	323.20	333.20	–
Fair value	R'm	0.1	1.3	3.5	4.5	5.2	6.0	7.7	8.6	8.6	9.6	5.2	60,2
Call options purchased													
Quantity	oz	87 396	89 400	84 948	85 392	88 980	87 000	88 872	83 256	85 536	85 188	40 776	906 744
Average price	$/oz	288.70	298.70	308.70	323.70	333.70	348.70	358.70	373.70	398.70	413.70	428.70	–
Fair value	R'm	75.3	74,4	69,7	68,0	71,7	69,6	72,4	67,5	66,4	66,0	31,0	731,9
Total derivative asset fair value													**792,1**
Derivative liability													
Call options sold													
Quantity	oz	161 844	165 564	157 320	158 136	164 784	161 100	164 580	154 176	158 400	157 740	75 516	1 679 160
Average price	$/oz	268,70	278,70	288,70	288,70	288,70	293,70	303,70	313,70	313,70	323,70	333,70	–
Fair value	R'm	(160,6)	(157,8)	(146,5)	(154,1)	(168,1)	(167,8)	(170,9)	(159,7)	(169,2)	(167,2)	(78,6)	(1 700,7)
Call options sold													
Quantity	oz	64 740	66 228	62 928	63 252	65 916	64 440	65 832	61 668	63 360	63 096	30 204	671 664
Average price	$/oz	303,70	318,70	333,70	348,70	363,70	378,70	393,70	408,70	423,70	438,70	453,70	–
Fair value	R'm	(49,5)	(47,4)	(43,5)	(43,0)	(44,7)	(44,1)	(45,4)	(43,0)	(44,5)	(44,6)	(21,1)	(470,7)
Call options sold													
Quantity	oz	42 000	21 000	–	–	–	–	–	–	–	–	–	63 000
Average price	$/oz	310,00	310,00	–	–	–	–	–	–	–	–	–	
Fair value	R'm	(30,4)	(15,8)	–	–	–	–	–	–	–	–	–	(46,2)
Total derivative liability fair value													**(2 217,6)**
Option premium payable													
Notional value	$'m	15,0	20,0	22,5	25,0	25,0	25,0	25,0	25,0	25,0	25,0	12,5	245,0
Fair value	R'm	(96,6)	(121,6)	(127,3)	(130,4)	(119,4)	(109,0)	(99,3)	(90,4)	(82,1)	(74,2)	(34,4)	(1 084,7)

UNAUDITED QUARTERLY RESULTS ENDED 31 MARCH 2004

1. LETTER TO SHAREHOLDERS

The Board of Western Areas is conducting a comprehensive review of the last 4 years management of the Placer Dome Western Areas Joint Venture ("PDWA JV") by Placer Dome. This was triggered by the announcement in November 2003 – a month before the scheduled commissioning date of the Twin Shafts – that the project had been delayed for a year. Concerns were exacerbated by poor production results during the quarter ended March 2004.

The Board's review of the PDWA JV is still ongoing, and in the interim the following measures have been taken:

- The appointment of a new Chief Executive Officer ("CEO"), John Bredenhann, with effect from June 2004. Breaking with tradition the CEO was not sourced from within Placer Dome. John is a South African with extensive deep level hard rock gold mining experience.
- 48 senior employees of the PDWA JV have been retrenched.
- The predominantly expatriate capital project team appointed to manage the Twin Shafts is being redeployed by Placer Dome.
- The Placer Dome executive participation in the South Deep management structures has been terminated.
- The PDWA JV Board will play a more direct role in the operational affairs of the mine. The joint venture agreement gives Placer Dome a casting vote on matters that could be classified as "run of the mill" and any items of significance require the unanimous approval of both Western Areas and Placer Dome.
- In addition to the restructuring costs at South Deep, Western Areas incurred an additional amount of R1,5 million relating to technical consulting fees.

The Board of Western Areas looks forward to John providing the strategic direction and leadership necessary to enable South Deep to achieve its objectives of becoming a high quality, long life gold mining operation.

An operating loss of R71.1 million from gold for the quarter, compared to a profit of R4.9 million for the same period last year, reflects the impact of the stronger Rand (6.7800 for March 2004 versus 8.3800 for March 2003). The revaluation of dollar liabilities associated with the derivative structure mitigated the operating loss, resulting in an after tax profit of R13.9 million. R74.7 million of the profit before tax relates to the fair value adjustment in respect of unrealised exchange rate gains on the derivative structure (in accordance with AC 133).

Gold sold decreased quarter on quarter by 17.7% compared to the December quarter due to a slow start-up in January after the Christmas break and the uncertainty of job tenure flowing from the ongoing South Deep review. The transition to full calendar operations also impacted negatively on productivity. This translated into lower gold revenues, further exacerbated by Rand strength and additional hedge commitments of R12 million relative to the previous quarter.

The yield for the March 2004 quarter was 5.54g/t, some 10% down on the 6.21g/t reported for the previous quarter. 73,000 tonnes of low-grade surface materials had to be processed to fill the metallurgical plant, supplement poor underground production and provide backfill material for underground support.

Total production costs increased marginally to R155.5 million from R151.7 million for the December quarter that includes R5.6 million in retrenchment costs. Cash production costs increased from R75,036 per kilogram last quarter to R88,550 per kilogram this quarter, and total production costs increased by 22% to R107,162 per kilogram, inclusive of the retrenchment costs. The respective unit costs/kg of production were adversely impacted by the poor production results and the increased costs stemming from retrenchments.

The final equipping of the Main Shaft remains on track for completion in November 2004 when the benefits of a decade-long capital investment programme will start to flow. The Ventilation Shaft will be commissioned only during the course of next year, with ventilation provided via South Shaft in the interim. Efforts are being made to accelerate the equipping and commissioning of the Main Shaft and supporting infrastructure without compromising quality and safety standards.

There has been some delay in finalising the insurance claim in respect of the rock fall early in 2004 at the PDWA JV South Shaft SV-1 sub vertical shaft as the area had first to be made safe for a detailed assessment. Shareholders will be kept informed of developments.

The new PDWA JV CEO will continue the restructuring at South Deep. With the commissioning of the Main Shaft in November 2004, the mine should deliver the returns expected from a world- class orebody equipped with new infrastructure. The ongoing process of defining the mineral reserves and resources for South Deep continues with the assistance of independent consultants, Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd. The Phase 1 Mineral Reserves as previously declared should comfortably sustain mining operations at South Deep for at least the next twenty-five years. Taking into account the current Phase 1 Mineral Reserves and assuming utilisation of the full 220 000 ton per month hoisting capacity of the South Deep Main Shaft, an average annual production of approximately 700 000 ounces is anticipated after 2007.

Further to the R400 million rights offer announcement on 5 February 2004 and the general meeting on 2 March 2004 that placed the unissued shares under the control of the directors, a circular is undergoing approval by the JSE Securities Exchange South Africa and will be sent to shareholders, as soon as such approval has been granted. The JCI Limited guarantee and irrevocable under takings from Allan Gray Limited (24,5%), Randgold & Exploration Company Limited (3.8%) and JCI Limited (35,6%) have all been secured.

MAFIKA MKWANAZI
Non-executive Chairman

BRETT KEBBLE
Chief Executive Officer

Johannesburg
20 May 2004

2. GROUP INCOME STATEMENT

SA Rand million	Notes	Quarters ended 31.12.04 Unaudited	31.12.03 Unaudited	Year ended 31.12.02 Unaudited
Gold revenue		84.4	173.9	582.4
Gold at spot		128.4	149.7	607.4
Gold first charge		2.1	5.6	12.5
Net hedging		(46.1)	18.6	(37.5)
Total production costs	1	(155.5)	(151.7)	(579.9)
Production costs		(128.5)	(129.5)	(487.3)
Amortisation – non cash		(18.6)	(20.1)	(79.4)
Other – non cash		(8.4)	(2.1)	(13.2)
Operating (loss)/ profit from gold		(71.1)	22.2	2.5
Net interest (paid)/ received		(0.9)	1.7	18.9
Other (costs)/ income		(0.6)	(2.4)	157.8
Administration and other expenditure		(5.6)	(4.9)	(25.6)
Operating (loss)/ profit before derivative transactions		(78.2)	16.6	153.6
Derivative transactions		113.6	571.8	713.2
Present value adjustment for option premium payable		(16.2)	46.9	(75.0)
Fair value adjustment	2	74.7	447.4	447.4
Exchange gains	3	55.1	77.5	340.8
Profit before taxation		35.4	588.4	866.8
Taxation		(21.5)	(354.3)	(402.0)
Normal		–	–	(4.4)
Deferred		(21.5)	(354.3)	(397.6)
Minority interest in profit		–	–	(4.1)
Profit for the period		13.9	234.1	460.7
Headline earnings per share (cents)		12	229	330
Earnings per share (cents)		13	222	437
Number of issued shares (million)		105.4	105.4	105.4
Determination of headline earnings				
Net profit for the period		13.9	234.1	460.7
Net loss on disposal of subsidiary		–	–	40.0
Loss on disposal of fixed assets		–	2.4	2.4
Net (profit)/loss on disposal of investments		(1.2)	4.3	(155.7)
Headline earnings		12.7	240.8	347.4

Notes:

(1) Non-cash operating costs generally includes the amortisation of Western Areas' share of South Deep and the change in inventory for the period. Other non-cash costs include retrenchment costs of R5.6 million in respect of the severance costs associated with the restructuring process at South Deep.

(2) Fair value adjustments relate to the revaluation to fair value of the derivative structure at period end. The revaluation based on exchange rate fluctuations is accounted for in the Income Statement, whilst the revaluation based on the gold price fluctuations is accounted for in equity in the Balance Sheet.

(3) Exchange gains relating to option premium payable are attributable to the change in the Rand/US Dollar exchange rate from 6.615 at 31 December 2003 to 6.2675 at 31 March 2004.

3. GROUP BALANCE SHEET

SA Rand million	Notes	Period ended 31.03.04 Unaudited	Year ended 31.12.03 Unaudited
ASSETS			
Non-current assets			
Mining assets	4	3,293.4	3, 223.9
Derivative asset		753.5	792.1
Listed investments	5	0.3	33.0
Deferred taxation		402.7	429.3
Other long-term assets		21.5	21.4
		4,471.4	4,499.7
Current assets			
Inventories		29.0	32.0
Trade and other receivables		17.9	29.3
Taxation receivable		5.5	5.5
Cash and cash equivalents		13.6	21.9
		66.0	88.7
Total assets		**4,537.4**	**4,588.4**
EQUITY AND LIABILITIES			
Capital reserves			
Shareholders' equity per statement		1,163.0	1,144.5
Non-current liabilities			
Provision for post-retirement medical benefits		4.1	4.3
Provision for environmental rehabilitation		18.4	18.1
Option premium payable		1,020.4	1,084.7
Derivative liability		2,100.0	2,217.6
		3,142.9	3,324.7
Current liabilities			
Payables and provisions		118.6	119.2
Loan from JCI Limited	6	112.9	–
		231.5	119.2
Total equity and liabilities		**4,537.4**	**4,588.4**

Notes:

(4) No adjustment has been made to reflect mining assets at their fair value. These assets are in the process of being revalued jointly with Placer Dome South Africa (Pty) Limited.

(5) 41,895,955 JCI Limited shares have been sold during the first quarter of 2004. The remaining listed investments represent 372,350 JCI Limited shares and 50,651 JCI Limited debentures.

(6) JCI Limited which holds 35.6% of Western Areas Limited, has provided a loan of R112.9 million (including interest capitalised) in terms of the pending Western Areas' rights offer.

4. GROUP CASH FLOW STATEMENT

SA Rand million	Quarters ended 31.12.04 Unaudited	31.12.03 Unaudited	Year ended 31.12.02 Unaudited
Cash (utilised in)/from operating activities			
Cash (utilised in)/from operations	(35.8)	(13.5)	35.0
Interest received	–	3.3	3.5
Dividends received	–	(0.1)	6.3
Taxation paid –	–	–	(1.7)
	(35.8)	(10.3)	43.1
Cash flow (utilised in)/from investing activities			
Additions to mining assets	(88.4)	(96.7)	(419.7)
Proceeds on disposal of mining assets	–	1.0	1.1
Proceeds on disposal of listed investments	29.4	128.0	369.1
Net increase in other assets	–	(20.0)	(10.2)
	(59.0)	12.3	(59.7)
Cash flow from/(utilised in) finance activities			
Advances from JCI Limited	111.7	–	–
Option premium paid	(25.1)	(7.3)	(37.5)
	86.6	(7.3)	(37.5)
Net decrease in cash and cash equivalents	(8.2)	(5.3)	(54.1)
At beginning of period	21.9	25.0	76.4
Effect of exchange rate fluctuations on cash held	(0.1)	2.2	1.4
Cash and cash equivalents of subsidiary disposed of	–	–	(1.8)
At end of period	13.6	21.9	21.9

5. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SA Rand million	Number of shares issued and *paid millions*	Share *capital*	Share *premium*	Hedge *reserve*	Available for sale *reserve*	Retained earnings/ (Accumulated *deficit)*	*Total*
Balance at 31 December 2003	105,4	105,4	1 863,5	(1,330.6)	1,7	504,5	1,144.5
Fair value adjustment	–	–	–	(19.8)	–	–	(19.8)
Recycling of fair value on maturing of options	–	–	–	26.1	–	–	26.1
Recycling of fair value on disposal of investments	–	–	–	–	(1.7)	–	(1.7)
Attributable profit for the period	–	–	–	–	–	13.9	13.9
Balance at 31 March 2004	105.4	105.4	1,863.5	(1,324.3)	–	518.4	1,163.0

6. BASIS OF ACCOUNTING

The quarterly results are prepared in accordance with South African Statements of Accepted Accounting Practice and the accounting policies applied are consistent with that of the previous corresponding period with the adoption of AC133 Financial Instruments: Recognition and Measurements in 2003.

7. PRODUCTION AND UNIT RESULTS

Year ended 31.12.03	Quarter ended 31.12.03	Quarter ended 31.03.04				Quarter ended 31.03.04	Quarter ended 31.12.03	Year ended 31.12.03
	IMPERIAL						METRIC	
1,097	260	208	tons	Reef mined (000)	tonnes	189	236	996
1,095	306	290	tons	Ore milled (000)	tonnes	262	278	995
0.205	0.181	0.161	oz/ton	Yield	g/tonne	5.54	6.21	7.01
224,227	55,471	46,643	oz	Gold produced	kg	1,451	1,725	6,974
225,218	58,371	47,565	oz	Gold sold	kg	1,480	1,798	7,005
287	346	406	US$/oz	Cash costs	R/kg	88,550	75,036	69,861
341	406	492	US$/oz	Total production costs	R/kg	107,162	87,910	83,150
315	326	284	US$/oz	Gold price achieved	R/kg	61,861	71,400	76,647
				Average exchange rate achieved	R/$	6.7750	6.8122	7.5682
				Period end exchange rate	R/$	6.2675	6.615	6.615
63	14	14	US$m	Capital expenditure	Rm	88	95	417
13	13	14	US$m	Capital commitment at end of period	Rm	84	86	86

8. OPEN HEDGE POSITIONS

As at 31 December 2003		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Dollar/Gold													
Derivative asset													
Put options bought													
Quantity	oz	157,797	215,232	204,516	205,572	214,224	209,436	213,960	200,436	205,920	205,056	98,166	2,130,315
Average price	$/oz	268,20	278,20	288,20	288,20	288,20	293,20	303,20	313,20	313,20	323,20	333,20	
Fair value	R'm	0,0	0,3	1,8	3,3	4,8	6,2	8,3	9,5	9,6	10,7	5,7	60,2
Call options bought													
Quantity	oz	65,547	89,400	84,948	85,392	88,980	87,000	88,872	83,256	85,536	85,188	40,776	884,895
Average price	$/oz	288,70	298,70	308,70	323,70	333,70	348,70	358,70	373,70	398,70	413,70	428,70	
Fair value	R'm	57,0	74,1	68,7	66,2	69,0	66,7	69,3	64,8	63,8	63,6	30,1	693,3
Total derivative asset fair value													**753,5**
Derivative liability													
Call options sold													
Quantity	oz	121,383	165,564	157,320	158,136	164,784	161,100	164,580	154,176	158,400	157,740	75,516	1,638,699
Average price	$/oz	268.70	278,70	288,70	288,70	288,70	293,70	303,70	313,70	313,70	323,70	333,70	
Fair value	R'm	(120.7)	(157,3)	(144,6)	(150,7)	(162,4)	(161,4)	(164,1)	(153,6)	(163,2)	(161,7)	(76,4)	(1,616,1)
Call options sold													
Quantity	oz	48,555	66,228	62,928	63,252	65,916	64,440	65,832	61,668	63,360	63,096	30,204	655,479
Average price	$/oz	303,70	318,70	333,70	348,70	363,70	378,70	393,70	408,70	423,70	438,70	453,70	
Fair value	R'm	(37,7)	(47,2)	(42,6)	(41,7)	(42,9)	(42,1)	(43,4)	(41,2)	(42,7)	(42,9)	(20,4)	(444,8)
Call options sold													
Quantity	oz	31,500	21,000	–	–	–	–	–	–	–	–	–	52,500
Average price	$/oz	310,00	310,000	–	–	–	–	–	–	–	–	–	
Fair value	R'm	(23,3)	(15,8)	–	–	–	–	–	–	–	–	–	(39,1)
Total derivative liability fair value													**(2,100,0)**
Option premium payable													
Notional value	$'m	11,3	20,0	22,5	25,0	25,0	25,0	25,0	25,0	25,0	25,0	12,5	241,3
Fair value	R'm	(69,1)	(117,2)	(123,5)	(127,2)	(116,8)	(106,4)	(96,3)	(86,6)	(77,5)	(68,7)	(31,1)	(1,020,4)
Parameters used in fair value calculations													
USD Gold price (Annual Average)		428	433	438	449	465	483	502	522	536	551	571	
USD Gold volatility (Annual Average)		17	17	17	16	16	16	15	15	15	15	15	
USD Interest Rates (Annual Average)		1.14	1.50	2.40	3.05	3.52	3.88	4.14	4.36	4.55	4.75	4.82	

THE KING II REPORT ON CORPORATE GOVERNANCE

1. THE KING II REPORT ON CORPORATE GOVERNANCE

The directors are committed to the principles of openness, integrity and accountability and the provision of timeous, relevant and meaningful reporting to all stakeholders. WAL has taken cognisance of, and implemented, the majority of the recommendations of the King II Report and has where possible improved upon its internal structures. The directors are of the opinion that WAL is working towards total compliance with the Code of Corporate Practices and Conduct ("the Code"), as contained in the King II Report.

In accordance with the Code, the Board actively reviews and enhances the Company's systems of control and governance on a continuous basis to ensure that its business is managed ethically and in conformity with accepted standards of best practice. These polices relate, inter alia, to the duties of the directors, delegation of powers to board committees, responsibilities and levels of authority.

The board is currently implementing the following charters:

Board, Audit committee, Risk management and Remuneration charters.

2. ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements which fairly present the state of affairs of WAL and the results of its operations. The external auditors are responsible for independently examining, reviewing and reporting their findings on these financial statements.

The financial statements as set out in this report have been prepared by management in conformity with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgement and estimates.

The directors are of the opinion that the annual financial statements fairly present the financial position of the Company at 31 December 2002 and the results of the operations and cash flow information for the year then ended.

3. ACCOUNTABILITY AND CONTROL

The enable the directors to meet their responsibilities, management sets standards and implements systems of internal control aimed at reducing the risk of error, fraud or loss in a cost effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties. The controls are monitored throughout the Company, and all employees are required to maintain the highest ethical standards in ensuring that the Company's business practices are conducted in a manner which in all reasonable circumstances is beyond reproach.

The Company's internal audit function, established by the Board, independently appraises the Company's internal controls and reports its findings to the audit committee. In compliance with the recommendations of the King II Report, the audit committee comprises non-executive directors. The Company's audit committee meets quarterly, and is chaired by a non-executive chairman. The audit approach entails a thorough comprehension of the Company's financial and accounting objectives, and analysis of the underlying systems and procedures. The audit plan is determined annually, based on the relative degrees of inherent risk of each function. The independence of the internal audit has been achieved by outsourcing the function to the Management Assurances Services Division of KPMG, who report directly without interference to the audit committee. Effectiveness of the function is enabled by the application of international and South African internal auditing standards.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments by the external auditors on the results of their audit, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

4. MANAGEMENT

The board of directors of the Company includes executive and non-executive directors who are chosen for their business acumen and skills.

The board meets regularly to monitor executive management and thereby retains full and effective control over its operations. It addresses a range of key issues and ensures that debate on matters of policy, strategy and performance is critical, informed and constructive.

5. BOARD AND COMMITTEE STRUCTURE

The board comprises two independent non-executive directors and six non-executive directors, including the chairman, as recommended in the Code. The non-executive directors have a wide range of differing expertise, as well as financial and commercial experience and other skills that enable them to bring an independent judgement to Board deliberation and decisions. No executive directors have service contracts. All directors retire by rotation and may offer themselves for re-election every three years. The executive committee, comprising executive directors and some non-executive directors, together with senior managers, meet regularly to monitor strategic objectives and policies through a structured approach to reporting on the basis of agreed performance criteria and for the detailed planning and implementation of such objectives.

All directors have access to the advice and services of the Company Secretary and, with the prior agreement of the non-executive chairman, are entitled to seek independent professional advice concerning the affairs of the Company at its expense.

6. PRICE SENSITVE INFORMATION

In accordance with the JSE guidelines on price-sensitive information, the Company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. The Company follows a "closed-period" principle, during which period employees, consultants, executive, independent non-executive and non-executive directors are prohibited from dealing in the Company's shares.

7. AUDIT COMMITTEE

The audit committee members meet on a quarterly basis to review quarterly reports and any other financial reports during the year.

As at the last practicable date, the members of the audit committee are: Messrs V G Bray (chairman), R A R Kebble (G W Poole alternate) and S M Rasethaba.

8. HEDGING COMMITTEE

The hedging committee comprises two members, namely: R B Kebble and J C Lamprecht, with Andisa Capital (Proprietary) Limited as advisors.

The hedging committee meets on a regular basis during the year.

9. REMUNERATION COMMITTEE

As at the last practicable date, the members of the remuneration committee are: Messrs A A McGregor (chairman), V G Bray and S M Rasethaba.

10. JOINT VENTURE BOARD AND COMMITTEES

The South Deep Joint Venture Board comprises the following six members: Messrs J K Taylor (Chairman), R B Kebble (R A R Kebble alternate), J C Lamprecht, S Coetzer, G T Miller and R King. The Joint Venture Board and associated committees meet on a quarterly basis during the year. The chairman of the South Deep Joint Venture Board is appointed by Placer Dome, and has a casting vote at board meetings, in terms of certain aspects of the business, which can be classed as daily management, and not key decisions.

SHARE TRADING HISTORY

The lowest, highest and closing market prices and volumes traded of WAL shares on the JSE during each of the following periods, were as follows:

	Low (cps)	High (cps)	Close (cps)	Volume (Shares) ('000)
Quarterly				
2002				
April to June	2 700	4 180	3 500	7 346 746
July to September	2 790	3 860	3 853	10 921 141
October to December	3 500	4 780	4 400	7 837 405
2003				
January to March	2 700	4 750	3 000	4 062 089
April to June	2 510	3 850	3 625	3 139 456
July to September	3 500	4 950	4 490	5 420 391
October to December	3 740	4 745	4 090	2 669 352
2004				
January to March	3 100	4 500	3 250	3 945 853
Monthly				
2003				
May	2 879	3 500	3 220	1 310 273
June	3 100	3 850	3 625	1 357 122
July	3 500	3 920	3 725	1 471 396
August	3 725	4 800	4 800	2 300 197
September	4 350	4 950	4 490	1 648 798
October	4 000	4 745	4 000	1 015 425
November	3 960	4 400	4 250	866 275
December	3 740	4 300	4 090	787 652
2004				
January	4 000	4 500	4 220	1 679 120
February	3 180	4 200	3 184	902 913
March	3 100	3 330	3 250	1 363 820
April	3 197	3 288	3 239	44 304

	Low (cps)	High (cps)	Close (cps)	Volume (Shares) ('000)
Daily				
2004				
3 May	3 100	3 100	3 100	8 804
4 May	3 100	3 200	3 125	13 921
5 May	3 200	3 400	3 210	36 932
6 May	3 050	3 210	3 100	27 656
7 May	3 050	3 200	3 050	9 107
10 May	3 000	3 021	3 000	33 171
11 May	2 950	3 002	3 002	52 566
12 May	3 002	3 150	3 150	12 506
13 May	2 930	3 100	3 000	14 447
14 May	2 931	3 000	3 000	11 594
17 May	2 940	3 050	3 050	15 338
18 May	3 000	3 090	3 090	9 600
19 May	3 040	3 090	3 090	10 417
20 May	3 060	3 090	3 090	1 176
21 May	3 060	3 149	3 149	23 197
24 May	3 050	3 200	3 070	3 196
25 May	3 100	3 190	3 190	12 405
26 May	3 099	3 200	3 099	99 015
27 May	3 050	3 200	3 050	18 600
28 May	2 990	3 100	3 100	22 113
31 May	3 000	3 100	3 100	6 241
1 June	3 005	3 100	3 100	2 875
2 June	2 970	3 025	2 970	44 555
3 June	2 950	2 952	2 950	4 045
4 June	2 940	2 950	2 940	3 620
7 June	2 905	2 960	2 960	37 420
8 June	2 900	2 960	2 960	2 100
9 June	2 900	2 950	2 934	52 264
10 June	2 800	2 940	2 895	49 826
11 June	2 865	3 100	2 902	52 989
14 June	2 865	2 900	2 900	6 797
15 June	2 865	2 900	2 865	4 500
16 June (Public holiday)	–	–	–	–
17 June	2 865	2 870	2 825	12 219
18 June	2 800	2 820	2 800	7 737

PRO FORMA STATEMENTS

1. PRO FORMA INCOME STATEMENT OF WAL

The pro forma income statement, which is the responsibility of the directors of WAL, is presented for illustrative purposes only, to provide information about how the rights offer might have affected the income statement of WAL for the year ended 31 December 2003, had the rights offer been effective on 1 January 2003. Because of the nature of the pro forma income statement, it may not give a realistic picture of the effect on WAL's earnings after the rights offer.

	Before Published [1] Rm	Adjustments Rm	After rights Offer Rm
Gold revenue	582.4	–	582.4
Costs and other expenses	(579.9)	–	(579.9)
Operating profit from gold	**2.5**	**–**	**2.5**
Net interest received	18.9	17.8 [2]	36.7
Other income	157.8	–	157.8
Administration and other expenditure	(25.6)	–	(25.6)
Operating profit before derivative transactions	**153.6**	**17.8**	**171.4**
Present value adjustments for option premium payable	(75.0)	–	(75.0)
Fair value adjustments	447.4	–	447.4
Exchange gain	340.8	–	340.8
Profit before non-recurring costs	**866.8**	**17.8**	**884.6**
Exceptional item	–	(4.5) [3]	(4.5)
Profit before taxation	**866.8**	**13.3**	**880.1**
Taxation	(402.0)	(8.2)	(410.2)
Normal	(4.4)	–	(4.4)
Deferred	(397.6)	(8.2) [2]	(405.8)
Minority interest in profit	(4.1)	–	(4.1)
Profit for the year	**460.7**	**5.1**	**465.8**
Earnings per share (cents)	437.1		392.9
Headline earnings per share (cents)	329.6		297.3
Weighted average number of shares in issue (m)	105.4	13.1 [4]	118.5

Notes:

1. *The "before" financial information is based on WAL's unaudited income statement for the year ended at 31 December 2003.*
2. *Net interest received and deferred taxation has been adjusted for the interest income and the deferred taxation effect thereon, earned on the surplus cash balance available assuming that the shortfall on the hedge book of R138.6 million and the South Deep capital expenditure of R234 million have been funded evenly throughout the course of the year.*
3. *Exceptional item has been adjusted for the portion of the estimated transaction costs that has been expensed, being primarily the underwriting fees and the commitment fees.*
4. *Weighted average number of shares in issue has been adjusted for the new shares to be issued in terms of the rights offer.*

2. PRO FORMA BALANCE SHEET OF WAL

The pro forma balance sheet, which is the responsibility of the directors of WAL, is presented for illustrative purposes only, to provide information about how the rights offer might have affected the balance sheet of WAL at 31 December 2003, had the rights offer been effective on that date. Because of the nature of the pro forma balance sheet, it may not give a realistic picture of WAL's financial position after the rights offer.

	Before Published [1] Rm	Adjustments Rm	After rights Offer Rm
ASSETS			
Non-current assets			
Mining assets	3 223.9		3 223.9
Listed investments	33.0		33.0
Other long-term assets	21.4		21.4
Deferred taxation	429.3		429.3
Derivative asset	792.1		792.1
	4 499.7	–	4 499.7
Current assets			
Inventories	32.0		32.0
Trade and other receivables	29.3		29.3
Taxation receivable	5.5		5.5
Cash and cash equivalents	21.9	395.3 [2]	417.2
	88.7	395.3	484.0
TOTAL ASSETS	**4 588.4**	**395.3**	**4 983.7**
EQUITY AND LIABILITIES			
Capital reserves			
Shareholder's equity per statement	1 144.5	395.3	1 539.8
Minority interest	–		–
	1 144.5	395.3	1 539.8
Non-current liabilities			
Provision for post-retirement medical benefits	4.3		4.3
Provision for environmental rehabilitation	18.1		18.1
Option premium payable	1 084.7		1 084.7
Derivative liability	2 217.6		2 217.6
	3 324.7	–	3 324.7
Current liabilities			
Trade payables	119.2		119.2
TOTAL EQUITY AND LIABILITIES	**4 588.4**	**395.3**	**4 983.7**
Net asset value per share (cents)	1 086.1		1 298.9
Net tangible asset value per share (cents)	1 086.1		1 298.9
Shares in issue at the end of the period (m)	105.4	13.1 [4]	118.5

Notes:

1 *The "before" financial information is based on WAL's unaudited balance sheet as at 31 December 2003.*

2 *Cash and cash equivalents has been adjusted for the proceeds on the rights offer of R401.7 million less the estimated transaction costs which include underwriting fees, commitment fees, and the costs of implementing the rights offer. No adjustment has been made to the cash balance in respect of the shortfall on the hedge book and the South Deep capital expenditure, as these cash outflows will occur during the course of the following year.*

3 *Shareholder's equity per statement has been adjusted to take into account the following:*

Description	***R'm***
Ordinary shares issued at R1 par value	*13.2*
Share premium at R29.50 per share	*388.5*
Expenses against share premium	*(1.9)*
Expenses against retained earnings	*(4.5)*
Total adjustment	*395.3*

4 *Shares in issue at the end of the period has been adjusted for the new shares to be issued in terms of the rights offer.*

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE PRO FORMA FINANCIAL INFORMATION

"The Directors
Western Areas Limited
28 Harrison Street
Johannesburg
2001

7 June 2004

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE RIGHTS OFFER BY WESTERN AREAS LIMITED

1. INTRODUCTION

We have conducted certain procedures with regard to the pro forma before and after balance sheet, income statement and financial effects (collectively "the pro forma financial information") of Western Areas Limited ("WAL") set out in paragraph 5.1, and Annexure 6 of the circular to WAL shareholders to be dated on or about 5 July 2004.

The pro forma financial information has been prepared for illustrative purposes only, to provide information about how the proposed rights offer by WAL of 13 172 042 shares at a subscription price of 3 050 cents per share, in the ratio of 12,5 rights offer shares for every 100 shares held prior to the rights offer, ("the transaction"), might have affected the financial information presented.

Because of its nature the pro forma financial information may not present a fair reflection of the financial position of WAL after the transaction, nor of the effect on earnings.

At your request and for purpose of the transaction we present our report on the pro forma financial information relating to the transaction in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE Listing Requirements").

2. RESPONSIBILITIES

The directors of WAL are solely responsible for the preparation of the pro forma financial information to which this reporting accountants' report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the basis of preparation of the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

3. SCOPE

We have conducted certain procedures which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted annual historical financial information with the source documents, considering the evidence supporting the adjustments, recalculating the amounts based on the information obtained and discussing the pro forma financial information with the directors of WAL.

Because the above procedures do not constitute either an audit or review undertaken in accordance with the Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information.

Had we performed additional procedures, or had we performed an audit or review of the financial statements in accordance with the Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

4. OPINION

Based on our procedures, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of WAL; and
- the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed pursuant to section 8.30 of the JSE Listings Requirements.

5. CONSENT

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to WAL shareholders in the form and context in which it appears.

Yours faithfully

KPMG Inc.

Per Warren Watkins
Director – Corporate Finance

Registered Accountants and Auditors
Chartered Accountants (SA)

NOTES

NOTES